UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Amendment No. 3

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  ____________

QMI SEISMIC INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4

(Address of principal executive offices)

Navchand Jagpal, 1250 West Hastings Street, Vancouver, BC, V6E 2M4,

Tel: (604) 685-2542  Fax (604) 408.9301

(Name, Telephone , E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act. Class A Voting Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

44,008,373 Class A Voting common shares

Indicate by check mark if the registrant is a well-known seasoned issuer.  ☐  Yes    ☑  No

ii

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐  Yes    ☒  No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐  Large accelerated filer    ☐  Accelerated filer    ☑  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

☐

International Financial Reporting Standards as issued

☐

Other

☑

By the International Accounting Standards Board

If “Other” has been checked in response to previous questions, indicate by check mark which financial statement item the registrant has elected to follow.  ☑  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  ☐  Yes    ☐  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “US$”

TABLE OF CONTENTS

GLOSSARY OF TERMS		2
NOTE REGARDING FORWARD-LOOKING STATEMENTS		3
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3.	KEY INFORMATION	5
A.	Selected Financial Data	5
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	7
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	History and Development of the Company	15
B.	Business Overview	17
C.	Organizational Structure	36
D.	Property, Plants and Equipment	36
ITEM 4A.	UNRESOLVED STAFF COMMENTS	36
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	36
A.	Operating Results	36
B.	Liquidity and Capital Resources	37
C.	Research and Development, Patents and Licenses, Etc.	37
D.	Trend Information	37
E.	Off Balance Sheet Arrangements	37
F.	Tabular Disclosure of Contractual Obligations	38
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38
A.	Directors and Senior Management	38
B.	Executive Compensation	41
C.	Board Practices	42
D.	Employees	43
E.	Share Ownership	43
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	45
A.1.	Holdings by Major Shareholders	45
A.2.	Canadian Share Ownership	45
A.3.	U.S. Share Ownership	45
A.4.	Control of the Corporation	46
A.5.	Change in Control Arrangements	46
B.	Related Party Transactions	46
C.	Interests of Experts and Counsel	46
ITEM 8.	FINANCIAL INFORMATION	47
A.	Consolidated Statements and Other Financial Information	47
B.	Significant Changes	47
ITEM 9.	THE OFFER AND LISTING	49
A.	Offer and Listing Details	49
B.	Plan of Distribution	49
C.	Markets	49
D.	Selling Shareholders	49
E.	Dilution	49
F.	Expenses of the Issue	49
ITEM 10.	ADDITIONAL INFORMATION	49
A.	Share Capital	49
B.	Memorandum and Articles of Association	50
C.	Material Contracts	53

GLOSSARY OF TERMS

Active Sensor Products	The earthquake protection systems, gas protection systems and water protection systems as more particularly described under “Business Overview” herein.
ASCE 25-97	Earthquake-Actuated Automatic Gas Shutoff, Standard 025-97, being the US national standard for seismic gas shutoff valves.
ANSI Z21.70	American National Standards Institute, being the US standard for earthquake actuated automatic gas shutoff systems.
BCBCA	Business Corporations Act (British Columbia).
Board	Board of Directors of QMI Seismic Inc.
CE

A mandatory conformance mark on products placed on the single market in the European Economic Area, which marking certifies that a product has met EUY consumer safety, health or environmental standards.

CNSX	Canadian National Stock Exchange (formerly known as CNQ – Canadian Trading and Quotation system Inc.).
Common Shares	Class A Voting common shares.
Db	Decibel, being a widely known measure of sound pressure level.

Directors	The Directors of QMI Seismic Inc.
GAAP	Generally accepted accounting principles.
Hz	Hertz, being a unit of frequency (of change in state or cycle in a sound wave, alternating current, other cyclical waveform) of one cycle per second.
NSF

NSF International, a not-for-profit, non-governmental organization, being a leader in standards development, product certification, education and risk management for public health, safety and protection of the environment.

Plan of Arrangement

Plan of Arrangement with RTN whereby we acquired all right, title and interest in and to the License in exchange for the issuance of 17,583,372 Common Shares to shareholders of RTN, pursuant to an Arrangement Agreement dated November 2, 2009.

QMI Manufacturing	QMI Manufacturing Inc., a private British Columbia company.
QMI Tech	QMI Technologies Inc., our wholly-owned subsidiary, being a private British Columbia company.
RTN	RTN Stealth Software Inc., our former parent company (formerly Arris Resources Inc.).
Seismic Products

The electronic earthquake control monitoring systems consisting of the 2500 Series Seismic SensorTM, 2600 Series Seismic SensorTM, S-BoxTM, Earthquake Model 1201TM, RF Quake and WatchdogTM as more particularly described under “Business Overview” herein.

Share Purchase Agreement	Share Purchase Agreement dated July 27, 2010 with QMI Manufacturing whereby we acquired all of the issued and outstanding shares of QMI Tech
TSEK	Turkish Standard Institute.

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Registration Statement constitutes forward-looking statements.   Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “predicts”, “potential”, “continue”, “believe” or “intends”, or stating that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Such statements are included, among other places, in this document under the headings “Key Information”, “Information on our company” and “Operating and Financial Review and Prospects.”

Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and senior management

The business address for each of the following directors and officers is c/o 1250 West Hastings Street, Vancouver, British Columbia, Canada  V6E 2M4.

Name	Age	Date First Elected or Appointed
Navchand Jagpal (1) President, Chief Executive Officer and Director	42	October 16, 2009
Jamie Lewin Chief Financial Officer	60	October 16, 2009
Parmjeet Johal (1) Director	52	July 9, 2010
Raymond Wood Director	65	July 31, 2010
Lucky Janda(1) Chairman and Director	55	November 13, 2010
Michael Hanrahan VP of Engineering and Technology for QMI Technologies Inc.	38	July 31, 2010

(1)

Member of Audit Committee

Advisers

Our legal counsel is:

Kaminsky & Company

Associated Lawyers

Suite 220, 7525 King George Boulevard

Surrey, BC

Canada  V3W 5A8

Our bank is:

Scotiabank

No. 5 & Bridgeport Branch

104 - 11911 Bridgeport Road

Richmond, B.C. V6X 1T5

Auditors

Our auditor is:

ACAL Group

Chartered Accountants

Suite 1850, 1066 West Hastings Street

Vancouver, BC

Canada  V6E 3X2

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

This data has been derived from our audited and unaudited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to our financial condition and results of operation for the period from incorporation on October 16, 2009 to December 31, 2009 and for the nine months ended September 30, 2010.

The selected financial and operating information as at December 31, 2009 should be read in conjunction with the audited financial statements and notes thereto included elsewhere herein and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for this period have been extracted from, and are qualified by reference to the audited financial statements included herein at Item 17.  The selected financial and operating information as at September 30, 2010 should be read in conjunction with the unaudited financial statements and notes thereto included elsewhere herein and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for this period have been extracted from, and are qualified by reference to the unaudited financial statements included herein at Item 17.

	Date of Incorporation (October 16, 2009) to December 31, 2009 $ CDN	Nine months ended September 30, 2010 $ CDN
Revenues
Canadian GAAP	-	4,909
U.S. GAAP	-	4,909
Total Assets
Canadian GAAP	1	2,887,796
U.S. GAAP	1	2,887,796
Net Assets
Canadian GAAP	1	1,002,871
U.S. GAAP	1	1,002,871
Deficit
Canadian GAAP	(4,000)	(213,330)
U.S. GAAP	(4,000)	(213,330)
Net Income/(Loss)
Canadian GAAP	(4,000)	(209,330)
U.S. GAAP	(4,000)	(209,330)
Share capital
Canadian GAAP	1	1,170,001
U.S. GAAP	1	1,170,001

	Date of Incorporation (October 16, 2009) to December 31, 2009 $ CDN	Nine months ended September 30, 2010 $ CDN
Weighted average number of shares outstanding	1	23,090,636
Earnings (Loss) Per Share
Canadian GAAP	(0.00)	(0.01)
U.S. GAAP	(0.00)	(0.01)
Cash provided by (used in) operating activities
Canadian GAAP	(4,000)	(205,340)
U.S. GAAP	(4,000)	(205,340)
Investing activities
Canadian GAAP	1	26,418
U.S. GAAP	1	26,418
Financing Activities
Canadian GAAP	1	255,601
U.S. GAAP	1	255,601

Exchange Rates

Canadian Dollars

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following table sets forth, for the periods indicated, the exchange rates based on the noon buying rate with the Federal Reserve Bank of New York for cable transfers in Canadian dollars.  Such rates are the number of Canadian  dollars per one (1) United States dollar.

Period
October 16, 2009 to December 31, 2009
Average for Period	1.0560

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	December	November	October	September	August	July
	2010	2010	2010	2010	2010	2010
High for Period	1.0176	1.0240	1.0321	1.0520	1.0640	1.0647
Low for Period	1.0004	1.0012	1.0028	1.0219	1.0154	1.0281

On December 30, 2010, the exchange rate was 1.0009.

B.

Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of September 30, 2010.

SHAREHOLDERS’ EQUITY
40,983,373 shares issued and outstanding	~~1~~1,170,001
Contributed Surplus	Nil
Retained Earnings (deficit)	(213,330)
Net Stockholders’ Equity	1,002,871
TOTAL CAPITALIZATION
Stock Options Outstanding	Nil
Warrants Outstanding	3,000,000
Preference Shares Outstanding:	Nil
Capital Leases:	Nil

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.

An investment in our securities is highly speculative and involves a high degree of risk and should only be made by investors who can afford to lose their entire investment.

Prior to making an investment decision, investors should consider the investment risks set forth below, which are in addition to the usual risks associated with an investment in a business at an early stage of development.  Our directors consider the risks set forth below to be the most significant to potential investors in our company, but not all of the risks associated with an investment in securities of our company.  If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in connection with our business, actually occur, our assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of our securities could decline and investors may lose all or part of their investment.

No History of Earnings or Dividends

As a newly formed company, we have no history of earnings, and there is no assurance that our business will generate earnings, operate profitably or provide a return on investment in the future.  We have no plans to pay dividends for the foreseeable future.

No Operating History

We have no operating history upon which our business can be evaluated.  Our business and prospects must be considered in light of the risk, expenses, and difficulties frequently encountered by companies in the early stage of development.  Such risks include the unpredictable nature of our business, our ability to anticipate and adapt to a dynamic market and the ability to identify, attract, and retain qualified personnel.  There can be no assurance that we will be successful in addressing these risks.

Operating Results

There is no assurance that we will earn profits in the future, or that profitability will be sustained.  The business of developing, manufacturing, supplying and marketing gas, water and seismic sensors requires significant financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue our business development and marketing activities.  If we do not have sufficient capital to fund our operations we may be required to reduce our sales and marketing efforts or forego certain business opportunities.

General and Industry Risks

In the normal course of business, we will be subject to the risks and uncertainties common to the distribution industry, which is by its nature a cyclical business.  These risks include: (i) the supply and demand for gas, water and seismic sensors and increased operating costs; (ii) changes in general economic conditions such as the availability and cost of financing capital; (iii) changes in local conditions, such as an oversupply or reduction in demand for gas, water and seismic sensors in an area; (iv) changes to government regulations and (v) competition from others.  In addition, financial difficulties of our competitors may result in distress sales, which may depress the market(s) in which we operate.

Additional Capital Requirements/Ability to Continue as a Going Concern

We will require additional financing in order to make further development investments or take advantage of unanticipated opportunities.  Our ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as upon our business success.  There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us.  If additional financing is raised by the issuance of shares or other forms of convertible securities from treasury, control of our company may change and shareholders may suffer additional dilution.   If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Securities and Dilution

We plan to focus on the development, manufacturing, supplying and marketing of our Active Sensor Products, and will use our working capital to carry out such activities.  However, we will require additional funds to further such activities.  To obtain such funds, we may sell additional securities including, but not limited to, our Common Shares or some form of convertible security, the effect of which would result in substantial dilution of the equity interests of the holders of our shares.

There is no assurance that additional funding will be available to us to develop our business.  There is no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in the delay or indefinite postponement of the development of business.

The shareholders of QMI Manufacturing could control our business and may make decisions that are not in the best interests of minority stockholders.

The shareholders of QMI Manufacturing own approximately 50% of the outstanding shares of our common stock. Accordingly, they will have a significant influence in determining the outcome of all corporate transactions or other matters submitted to the stockholders for approval, including election of directors, amendment of charter documents, mergers, consolidations, and the sale of all or substantially all of our assets.  The interests of those persons may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other stockholders.

Increases in the cost of materials may have a negative impact upon our ability to achieve profitability.

If the cost of the materials we use to produce our Active Sensor Products increases then our results of operations might be adversely impacted.  For example, China’s rapid growth and its increased consumption of raw materials may result in increased pressure on prices of raw materials, causing them to rise.  An increase in the costs of raw materials would make it more difficult for us to maintain our gross margins and would negatively affect our ability to achieve profitability.

Our inability to effectively and quickly transfer, replicate and scale new product manufacturing processes from low volume production to high volume, cost effective manufacturing, could adversely affect our results of operations.

Manufacturing processes and systems for new products are initially established and developed for relatively low volume production and initial profit margins may be below target levels.  As demand increases for a product, various processes and systems must be used to support higher volume manufacturing.  If we are unable to effectively and quickly scale manufacturing processes and systems, customers’ product quality and quantity requirements may not be met and we may not be able to attain the anticipated cost benefits from higher volume and achieve target gross margins.  Consequently, our business and results of operations could be adversely affected.

We depend on market acceptance of gas, water and seismic active sensor products that develop, produce and market.  If these Active Sensor Products do not gain market acceptance, our ability to compete will be adversely affected.

Our success will depend in large part on our ability to successfully market our Active Sensor Products.  Although our marketing campaign will differentiate our products from those of our competitors, the water and gas Active Sensor Products we plan to resell will be similar in effect to the products of some of our competitors. Although we have price advantages, no assurances can be given that we will be able to successfully market our Active Sensor Products or achieve consumer acceptance.  Moreover, failure to successfully commercialize our Active Sensor Products on a timely and cost-effective basis will have a material adverse effect on our ability to compete in our targeted market.

Failure to meet customers’ expectations or deliver expected performance could result in losses and negative publicity, which would harm our business.

If the Active Sensor Products which we plan to resell fail to perform in the manner expected by our customers, then our revenues may be delayed or lost due to adverse customer reaction.  In addition, negative publicity about us and our Active Sensor Products could adversely affect our ability to attract or retain customers.  Furthermore, disappointed customers may initiate claims for damages against us, regardless of our responsibility for their disappointment.

Competition

Significant and increasing competition exists for buyers of gas, water and seismic sensor units.  With current market conditions, the supply of such units is higher than demand.  A turn-around in the market and increased buyer and credit activity must be present for demand to increase.

We will compete with companies that are better capitalized.  The existence of competition could adversely affect our ability to generate or increase sales of our Active Sensor Products and could have a potential impact upon our revenues and ability to meet our debt obligations.

If a competitor makes a commitment to develop and market a shut-off valve product that accommodates a variety of other sensors besides the seismic sensor which would detect natural/propane leaks, water leaks and carbon monoxide we would have a  limited “window of opportunity” during which to produce a competitive product.  We would need to dedicate significant resources and manpower on developing new products and enhancing existing products with additional features.  We may not have sufficient funding in order to develop or enhance our products.

Market Accessibility

Access to new international market distribution channels may not materialize as planned because of unforeseen geopolitical, bureaucratic and other problems or existing domestic distribution channels may not generate a desired level of sales.  We would need to invest additional efforts to locate and cultivate international partners with the ability to overcome local barriers.  We would also need to develop new domestic distribution channels, such as home repair retail chains, building automation and elevator companies.  There is no guarantee that we will be successful in these efforts, which would hinder our ability to create the necessary sales to maintain our business.

We are dependent on intellectual property rights and if we cannot protect these rights we could lose the right to use the technology.

Although we now own the exclusive rights to the patents for the seismic and gas sensor products if we should fail in the future to protect the patents it could result in the loss of exclusivity or the right to use the patent.  We cannot assure investors that: (i) any of our future patents will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or (ii) any of our future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.  In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.  We could incur substantial costs in defending our intellectual property rights and filing suits against others for infringement of our intellectual property rights, in filing suits against others seeking to have our intellectual property rights declared invalid.  If we become involved in such litigation, it could consume a substantial portion of our resources.  If the outcome of any such litigation were to be adverse, our business could be materially affected in a negative way.

If third parties assert that we have infringed their patents and proprietary rights or challenge the validity of our patents and proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and delay or prevent the development or commercialization of our Active Sensor Products.

Our ability to commercialize our Active Sensor Products depends on our ability to develop, manufacture, market and sell our Active Sensor Products without infringing the proprietary rights of third parties.  Third parties may allege that our Active Sensor Products or our methods or discoveries infringe their intellectual property rights.  There may be Canadian, U.S. and foreign patents and pending patent applications, which are owned by third parties, that exist in fields that relate to our Active Sensor Products and our underlying methodologies and discoveries, including patents and patent applications related to gas, water and seismic sensor products.

A third party may sue us for infringing its patent rights.  Likewise, we may need to resort to litigation to enforce a patent issued or licensed to us or to determine the scope and validity of third-party proprietary rights.  In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information.  The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management’s attention from other aspects of our business.  Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.

If we are found to infringe upon intellectual property rights of third parties, we may be forced to pay damages if we are found to have willfully infringed on such parties’ patent rights.  In addition to any damages we might have to pay, a court could require us to stop the infringing activity or obtain a license.  Any license required under any patent may not be made available on commercially acceptable terms, if at all.  In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us.  If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some or all of our Active Sensor Products, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

Conflicts of Interest

In the future, certain of our directors and officers may participate directly or indirectly in other corporations, partnerships or joint ventures, which are our potential competitors.  Situations may arise in connection with potential acquisitions or investments where the other interests of these directors and officers may conflict with our interests.  Our directors are required by law, however, to act honestly and in good faith with a view to our best interests and our shareholders and to disclose any personal interest which they may have in any material transaction, which is proposed to be entered into with our company and to abstain from voting as a director for the approval of any such transaction.

Potential Profitability Depends Upon Factors Beyond Our Control

The potential profitability of our business is dependent upon many factors beyond our control.  For instance, sensor unit prices are subject to market conditions and availability of credit and respond to changes in domestic, international, political, social and economic environments.  Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs.  Such costs will fluctuate in ways we cannot predict and are beyond our control, and such fluctuations will impact on profitability and may eliminate profitability altogether.  Additionally, events which cause worldwide economic uncertainty may make raising of funds for development difficult. These changes and events may materially affect our financial performance.

Dependence on Management and Key Personnel

The distribution business involves a substantial degree of risk, which a combination of experience, knowledge, and careful evaluation may not be able to overcome.  Shareholders must rely on the ability, expertise, judgment, direction, and integrity of our management.  Our success will be dependent on the services of a number of key personnel, including our executive officers and other key employees, the loss of any one of whom could have an adverse effect on our operations and business prospects.  Our ongoing success will also depend on our ability to attract and retain highly qualified management.  Failure to hire and retain such personnel could have a material adverse effect.

Supply and Demand

Our performance would be affected by the supply and demand for gas, water and seismic sensors.  Key drivers of demand include earthquake incidence, buildings with elevators, convincing building owners or managers to buy in.  The potential for reduced sales revenue exists in the event that demand diminishes or supply becomes over abundant thereby driving down prices for the Active Sensor Products.

Development Costs

We may experience loss due to higher prices of labour and consulting fees and costs of materials. We will closely monitor the costs of services and materials and look for long-term commitments for those prices whenever possible. Costs of research, development and building have fluctuated over the past several years, and we intend to pass such additional costs to buyers through higher pricing. Any significant increase that we can’t pass on to buyers may have a negative material impact on us and our business operations.

Officers and directors may be indemnified against certain securities liabilities.

The laws of the Province of British Columbia provide that we can indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the British Columbia Business Corporations Act.  Further, we may purchase and maintain insurance on behalf of any such persons whether or not we have the power to indemnify such person against the liability insured.  The foregoing could result in substantial expenditures by us and prevent any recovery from such officers, directors, agents and employees for losses incurred by us as a result of their actions.  We have been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the U.S. Securities Act, and is, therefore, unenforceable.

Since our executive officers and directors do not devote their full time to the performance of our business, they may engage in other work activities to our detriment.

Each of our executive officers and directors only devote a portion of their work time to the performance of our business.  Although each has an obligation to perform his duties in a manner consistent with our best interests and through their potential future stock ownership or stock options in our company, if any, is incentivized to do so, each may encounter conflict regarding the availability and use of their work time. Although there are no such present conflicts, the development thereof could have a material adverse effect on us and our ability to carry on our business in a timely manner.

Our shares are considered penny stocks and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a “penny stock." Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than U.S.$5.00 per share. Our shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse in each of the two most recent fiscal years with a reasonable expectation of achieving such level in the current fiscal year) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Enforcement of civil liabilities

As Canadian citizens and residents, certain of our directors and officers may not be subject to U.S. legal proceedings, a result of which is that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., our insiders may have defences available to avoid, in Canada, the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible.  Our management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or our company predicated solely upon such civil liabilities based on U.S. federal securities laws.

We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a "foreign private issuer" under the Securities Act of 1933. As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act.  As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act.  Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us.  Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

Recent disruptions in international credit markets and other financial systems and deterioration of global economic conditions

Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities.  Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions worsened in 2008 and are continuing through 2010, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions.  Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited access to capital and credit.  These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, financing for our operations.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and resulting operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.  If these factors continue, our operations could be adversely impacted and the trading price of our Common Shares may be adversely affected.

We are also exposed to liquidity risks in meeting our operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and on favourable terms.  If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of our Common Shares could be adversely affected.

Exchange rate fluctuations may increase the costs of our operations.

Exchange rate fluctuations may affect the costs that we incur in our operations.  We have historically conducted our financing activities in Canadian dollars, but many of our expenditures, including primarily those that we propose to incur on the marketing of our Active Sensor Products in the U.S. and worldwide, will be in currencies other than Canadian.  Exchange rate fluctuations could increase the costs of our activities in Canadian dollars.

Dependence on consumer spending

The success of our business depends on a number of factors which may affect the level of consumer spending and consumer spending patterns and in our export markets, including the general state of the economy, tax rates, and consumer preferences, confidence and income.  As widely reported, the worldwide economies have experienced adverse conditions and may be subject to further deterioration for the foreseeable future. We are subject to risks associated with these adverse conditions. Such changes may result in reduced demand and lower prices for the Active Sensor Products, limitations on our ability to pass through increased taxes and higher product costs to price-sensitive consumers and increased levels of selling and promotional expenses.

The ongoing global slowdown, especially in India, could continue to negatively impact our ability to sell the products

A portion of our business will be dependent on the health of the Indian economy.  A continued slowdown in the Indian economy or an overall reduction in consumer and business spending could have a material adverse impact on our business and our prospects in India.  A continuing or future slowdown in the Indian economy may make it difficult for us to raise money in the equity and debt markets on terms favorable to us or at all, which may have an adverse effect on our financial condition and operating results.

Our business and growth will be impaired if we are unable to hire skilled employees or authorized agents

Our planned activities will require expertise in sales and marketing, technology and other areas. The labor market for skilled employees is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources.  We may not be able to identify, hire and successfully integrate qualified personnel in the future.  Our inability to attract qualified personnel, could impair the growth of our business.

We may be liable to third parties for the products they purchase through our authorized agents

Consumers or our authorized agents may sue us if any of our Active Sensor Products that are sold are defective, fail to perform properly or injure the user.  As the manufacturer of the Active Sensor Products we provide a limited one year warranty to replace any defective Active Sensor Products.  Product warranties are the responsibility of those who manufacture the products, so our reputation can be adversely affected if a user is not satisfied with a purchase.  Liability claims could require us to spend a considerable amount of resources, time and money in litigation and to pay significant damages.  Allegations of impropriety, even if unfounded, or poorly functioning products  could damage our reputation, disrupt our ongoing business, distract our management and employees, resulting in or inability to generate revenues and an increase our expenses.  We maintain insurance coverage for our Products which protects us from liability for up to $5,000,000.

Our articles of incorporation contain anti-takeover provisions that could have a material and adverse effect on the rights of holders of our Common Shares

Our articles of incorporation limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions.  These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.  For example, our board of directors has the authority, without further action by our shareholders, to issue Class B preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Common Shares.  Class B Preferred shares could be issued quickly with terms which may delay or prevent a change in control of our company or make removal of management more difficult.  If our board of directors decides to issue Class B preferred shares, the price of our Common Shares may fall and the voting and other rights of the holders of our Common Shares may be materially and adversely affected.

If communal disturbances or riots erupt in India, or if regional hostilities increase, this would adversely affect the Indian economy, upon which the health of a segment of our business depends

Some parts of India have experienced communal disturbances, terrorist attacks and riots during recent years.  If such events recur, the potential market for our Seismic Products may be adversely affected, resulting in our inability to generate income.  The Asian region has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including those between India and Pakistan.  Since May 1999, military confrontations between India and Pakistan have occurred in Kashmir.  The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers.  Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy and could have a material adverse effect on the market for our Seismic Products in India.

The market price of our Common Shares may be subject to wide price fluctuations.

The market price of our Common Shares may be subject to wide fluctuations in response to many factors, including variations in our operating results, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in our business prospects, general economic conditions, legislative changes and other events and factors outside of our control.  In addition, stock markets from time to time have experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for our Common Shares.

We are unable to predict whether substantial amounts of Common Shares will be sold in the open market.  Any sales of substantial amounts of Common Shares in the public market or the perception that such sales might occur, could materially and adversely affect the market price of our Common Shares.

We may be a Passive Foreign Investment Company, which may result in material adverse U.S. federal income tax consequences to U.S. investors.

Investors in our Common Shares that are U.S. taxpayers should be aware that we may be a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If we are or become a PFIC, generally any gain recognized on the sale of our Common Shares and any .excess distributions. (as specifically defined) paid on our Common Shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for our Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for our Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a qualified electing fund (a “QEF”) election with respect to their investment generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of our .net capital gain. and .ordinary earnings, (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  U.S. taxpayers should be aware, however, that there can be no assurance that we will satisfy record keeping requirements under the QEF rules or that we will supply U.S. taxpayers with required information under the QEF rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a .market-to-market election. if we are a PFIC and our Common Shares are .marketable stock (as specifically defined).  A U.S. taxpayer that makes a market-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in our Common Shares.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Name and Incorporation

Our company was incorporated in British Columbia, Canada on October 16, 2009 and on November 2, 2009 we entered into the Plan of Arrangement with RTN, a CNSX listed company, pursuant to which RTN transferred to us its right, title and interest in and to an exclusive license to market, sell and distribute the Seismic Products in India, in exchange for the issuance of 17,583,372 shares in our common stock to the shareholders of RTN, which shares were distributed to the shareholders of RTN on a pro rata basis.  No consideration for the shares was paid by the RTN shareholders.

The Plan of Arrangement with RTN included two other wholly-owned subsidiaries of RTN.  Pursuant to the Plan of Arrangement, RTN agreed to transfer certain assets to each of our company, Arris Holdings Inc. (“AHI”) and CLI Resources Inc. (“CLI”).  The terms of the Plan of Arrangement and assets to be transferred to AHI and CLI consisted of the following:

(1)

CLI – RTN transferred five mineral claims located 30 miles northeast of Atlin, British Columbia in the Atlin Mining District, in exchange of the issuance of 17,583,372 common shares in the capital stock of CLI, which shares were distributed to RTN shareholders on the basis of one CLI share for each share of RTN held; and

(2)

AHI – RTN transferred all of its interest in its equity portfolio, having an aggregate value at that time of $1,334,000, in exchange for the issuance of 17,583,372 common shares in the capital stock of AHI, which shares were distributed to RTN shareholders on the basis of one AHI share for each share of RTN held.  The equity portfolio consisted of (a) 300,000 common shares of Desert Gold Ventures Inc., a TSX.V listed company, (b) 440,000 common shares of MaxTech Ventures Inc., a TSX.V listed company; and (c) 2,798,000 common shares of Ona Power Corp. a CNSX listed company.

Due to the disparity of the businesses, RTN’s financial resources and management’s time would have been spread too thin to be effective, so the restructuring allowed for additional management to be brought in for each business, so that each business could be financed individually and would be self-supporting.

Completion of the Plan of Arrangement was subject to the approval of the shareholders of RTN, the Supreme Court of British Columbia, and the CNSX.  The shareholders of RTN approved the Plan of Arrangement on December 8, 2009.  Court approval of the Plan of Arrangement was granted on December 11, 2009.  Closing of the Plan of Arrangement was conditional upon our shares being listed on the CNSX.  We have been trading on the CNSX under the trading symbol “QSS” since April 29, 2010.  CNSX is a stock market designed for trading the equity securities of emerging companies.

In connection with the Plan of Arrangement we completed a non-brokered private placement of 2,000,000 units, each unit consisting of one Common Share and one share purchase warrant, at a price of $0.05 per unit, for aggregate gross proceeds of $100,000.  Each warrant entitles the holder to purchase one Common Share at an exercise price of $0.07 per share for a period of two years from the date of issuance, being April 5, 2012.  The cash assets raised through the private placement will provide us with the operating capital for general and administrative expenses and for general working capital purposes.

Acquisition of QMI Technologies Inc.

Pursuant to the Share Purchase Agreement we acquired from QMI Manufacturing all of the issued and outstanding shares of QMI Tech in exchange for 20,400,001 Common Shares in our capital stock.  By establishing a valuation based on our most recent private placement pricing of $0.05 per share, the value of the 20,400,001 Common Shares is Cdn.$1,020,000.  QMI Tech was a 100% owned subsidiary of QMI Manufacturing.  QMI Tech is a corporation duly incorporated and validly subsisting under the laws of the Province of British Columbia.  In July 2010, QMI Manufacturing transferred its tangible and intangible assets, as well as certain liabilities to QMI Tech.  In addition, the owner of QMI Manufacturing’s intellectual property assigned the right to exclusive use of the patents from QMI Manufacturing to QMI Tech. As consideration for the exclusive right to the use of the patents, QMI Technologies shall pay a royalty to Raymond Wood, the owner of the patents, of 10% of the net income generated from the sale of the Products produced and sold using the patents, to a maximum of $1.3 Million. The obligation to pay the royalty shall be for the life of the patent~~s~~, to expire on the expiry of the patents.  After the final installment, a patent transfer agreement transferring the patents to QMI Technologies shall be filed with the applicable patent registry.

The tangible assets acquired by QMI Tech consisted of (1) property and equipment, valued through equipment appraisals, invoices and receipts; and (2) inventory, valued through the actual costs.

The following sets out our corporate structure before and after our acquisition of QMI Tech:

Before Acquisition:

QMAN SHAREHOLDERS			QSS SHAREHOLDERS
100%			100%
ê			ê
QMI MANUFACTURING INC. Exclusive License Agreement for Patent Use	ç	PATENTED TECHNOLOGY Raymond Wood	QMI SEISMIC
100%
ê
QMI TECHNOLOGIES INC.

After Acquisition:

QMAN	20,400,000 Shares	20,983,373 Shares	QSS
	QMAN SHAREHOLDERS	QSS SHAREHOLDERS
100%
ê
QMI SEISMIC INC. License of Patented Technology
100%
ê
QMI TECHNOLOGIES INC.

BUSINESS

Our principal executive office and registered and records office is located at Suite 1250 West Hastings Street, Vancouver, B.C., Canada V6E 2M4.  The manufacturing facilities for QMI Tech are located at #202, 11 Burbridge Street, Coquitlam, BC, Canada V3K 7B2.

B.

Business Overview

As a result of our acquisition of QMI Tech we are now a technology manufacturer, in addition to being a marketing and distribution company.  Because we are now vertically integrated with the source of our product, we will be in a much stronger position in terms of our ability to supply.  We are a developer, manufacturer and supplier of advanced commercial, industrial and residential electronic safety systems that detect the presence of gas leaks, water leaks and seismic vibrations, and then signals controls to shut off gas valves, water valves and power inputs.

Our branded products target the industrial, commercial and residential markets.  These types of products are prevalent in California and China, where they are used to open doors, control elevators, shut off gas and water and give an early warning signal in advance of seismic waves produced by earthquakes.

While many major industry manufacturers continue to produce passive alarms (i.e., only sound an alarm), we manufacture an active alarm design.  Passive systems alert the individual, often via an audible alarm, when the presence of a potentially hazardous substance has been detected.  Active alarms detect the presence of unsafe substances similar to that of their passive alarm counterparts.  However, once pre-established safety thresholds have been exceeded, these systems automatically cut off gas and water lines at the mains, thereby protecting individuals from harm or potential loss of life as a result of exposure to unsafe levels of gas, or unwarned seismic activity.  Our products are also designed to mitigate the risk of damage to corporate and personal assets due to water leakage or a gas-initiated fire or explosion.

Our other product features include wireless communications between sensors and shut-off valves, and the ability to re-set the system without utility company intervention.  Sensitivity-level calibration of units can be performed with software instructions, thus obviating the need for production retooling and the consumer having to purchase a new unit.

Product sales have traditionally been accomplished through distributors/original equipment manufacturers (OEM’s) of safety equipment, alarm systems, and other monitoring equipment.  Our wholly-owned subsidiary, QMI Tech, acquired from QMI Manufacturing the rights to the Exclusive Field-of-Use Patent and Technology License Agreement with Draka Elevator Products, Inc. (“Draka”) of September 2007, whereby Draka acquired a perpetual, worldwide exclusive license for the development, manufacture, installation, use and sale of the seismic sensor components in relation to the vertical transportation industry, including elevators, escalators, moving walks, dumbwaiters and residential elevators.  In October 2009 Draka agreed that QMI Manufacturing would manufacture exclusively the seismic control products for Draka, which rights have now been assigned to QMI Tech.  There are no purchase, sale or manufacturing obligations of either party.  The arrangement is supported by past and current orders and a strong business relationship between the parties.

Prior to our acquisition of QMI Tech, QMI Manufacturing had sold approximately 20,000 units through distributors/original equipment manufacturers (OEMs) of safety equipment, alarm systems, and other monitoring equipment.

Our products have been approved by key international standards bodies.  In North America, our products have been extensively tested by major laboratories and meet or exceed standards set out by the CSA, Underwriters Laboratories (testing for ASCE 25-97), and the State of California and City of Los Angeles.  Products for sale in Europe and internationally have received CE, NSF, and TSEK certification.

Manufacturing of our products, including the production of electronic boards/components, takes place in a highly automated factory that utilizes sophisticated production and testing equipment.  Products are made-upon-order for each distributor, therefore reducing the cost of production and storing inventory.  We are also creating an inventory of certain high-turnover products to allow for immediate delivery.

The sourcing of raw materials for our products is carried out through a select list of preferred suppliers for better pricing.  Raw materials include valves, actuators, housings, packaging, antennas, power cords, and batteries, as well as electronic components, which are more supply sensitive.  Because of the recent increased demand for electronics, pricing has not been as stable as previous periods.  Our suppliers have assured us of raw material availability and have further assured us of price stability upon our increased requirements.  Suppliers determine their carrying stock by previous purchase orders from us.  Materials are supplied upon receipt of a purchase order from us issued on an “as needed” basis.  Our suppliers are Future Electronics, of Point Claire, Quebec, Tianjin Tianfei High-Tech Valve Co., Ltd. of Tianjin, China and Taitron Components Inc. of Valencia, California.

Current Operations

QMI Manufacturing’s, sales and production had fallen significantly leading up to the reorganization and our acquisition of QMI Tech.  Since the acquisition has been finalized we have reviewed, revised, created and implemented systems to improve the operations.  This has included the streamlining of the manufacturing processes by taking advantage of synergies within the varying Active Sensor Products and developing a multiple purpose electronic board platform, increasing inventories of parts and supplies, establishing new marketing and sales channels and re-establishing existing relationships with distributors and sale agents to foster new sales and revenues and restocking our depleted inventory.

As a result of these efforts QMI Tech was able to develop significant purchase orders in excess of $340,000 of gross revenues.  These purchase orders are primarily for the S-BoxTM and the Water GuardianTM Pro+.

Through our distribution channels we are also developing business relationships with various levels of governmental bodies with the intention of demonstrating the safety and protection benefits our Active Sensor Products have for local governments and their constituents.

We are also continuing to develop strategies which will deliver our product to end-users via big-box retailers.

Our Products

Our comprehensive suite of gas, water and seismic safety systems have the ability to take specific safety precautions when pre-established thresholds have been exceeded, and can be applied in industrial, commercial, and residential settings.

Our Products include provide the following features:

•

they incorporate active, not passive valve shutoff mechanisms;

•

the proprietary shut-off valve technology functions in cold weather

•

a price advantage over competitors

•

the system can be re-set without utility company intervention following an event requiring gas/water/line shut-down;

•

new safety standards can be implemented rapidly and easily with software commands; and

•

a wireless option eliminates the need for time-consuming and expensive hardwiring of components.

Our safety systems are reliable and easy to install and maintain.  We are able to achieve this by:

•

using solid-state electronic components, which have proven themselves to be reliable under even the most adverse of environmental conditions;

•

seeking out reputable suppliers and purchasing from them components/parts that are of the high quality;

•

final assembly is subjected to rigorous testing prior to shipment; and

•

designing products that require minimal training to install and which can be supported on a cost-effective basis by:

o

having a modular design that facilitates the rapid replacement of faulty sub-assemblies;

o

incorporating into the design the ability to adjust the sensitivity level of sensors through software instructions rather than necessitating a complete hardware re-design.

o

Upon installation, seismic sensors automatically calibrate as opposed to the competitor’s products which require manual calibration.

Product Overview

Each system is comprised of the following components:

Detectors

Depending upon the purpose of the system, a range of detector/sensor devices are available.  These detectors monitor various safety parameters, such as natural gas, propane and carbon monoxide emissions, water leakage, excessive heat, and sudden movements or declines from the horizontal position of any object to which the sensor is attached.

Shut-Off Valves

The systems include highly reliable shut-off valves, in various sizes, which control the flow of gas and water at the main supply line.  When unacceptable, potentially dangerous environmental conditions are detected by the sensors, the valves automatically shut down the water/gas supply to the facility.

Main Control Unit

The electronic panel accepts inputs from up to ten sensors and generates outputs to shut-off valves, audio alarms and to an LED display mounted on the unit.

At the customer’s option, the panel can be interfaced to practically any commercially available building/home security system.  Each unit is powered by a 12V wall adaptor and has an optional battery backup.

Software

Developed software for proprietary patented application processes all inputs and outputs, records transaction data in memory for retrieval on the main control unit panel or for download to external data systems.

Technology

Seismic Detection

Seismic detection is based on the fact that earthquakes produce two general types of waves to radiate energy through the earth—P waves (or primary waves) and S waves (or secondary waves).  P waves are compressional waves that are often too weak to be felt by humans; while S waves are shear waves that are three or more times larger and cause the destruction usually associated with an earthquake.

An S wave travels 1.75 times slower than a P wave (about two miles/second versus three miles/second).  Depending on the distance from the epicenter and geological conditions in the area, the gap between the two waves can range from a few seconds to a few minutes.  This leads to the characteristic shape of an earthquake on a seismogram with a small P wave followed by a larger S wave.

Our Products are able to provide the consumer with advanced warning and take action by detecting an oncoming earthquake’s P waves.  To do so, each seismic device employs a state-of-the-art solid state, accelerometer-based electronic sensor capable of accurately measuring acceleration in 3 axes, and compensates for changes in ambient temperature to provide accuracy and stability over a wide range of operating temperatures.  A micro-controller calculates the frequency of any ground movement, and compares it to the peak acceleration to determine whether movement was severe enough to warrant a P wave.  The bandwidth of the sensor is restricted by software from 0.5Hz to 15Hz to eliminate non-earthquake related vibrations such as a slamming door or passing vehicle.

A liquid crystal display provides visual feedback with an easy-to-follow interface.  Latching and non-latching relay contacts are used to interface the unit to pre-existing control systems to initiate a number of functions, such as sounding an alarm.

Gas Detection

The semiconductor sensor used in our gas detection systems is manufactured by Figaro.  These sensors detect natural gas/propane leakage, and unacceptable carbon monoxide levels.  By using thick-film printed technology we are able to manufacture sensors that are extremely small, have a high level of consistency and offer low power consumption.  A secondary advantage is that Figaro sensors have very low cross-sensitivity to alcohol, household cleaning and cosmetic product vapours, which reduces the risk of false alarms.

The gas detector unit senses either natural gas or propane, and goes into alarm mode when the concentration of either reaches the preset alarm level, which is set at 5% of the lowest explosion level or 2,500 PPM (parts per million).  This information is then relayed back to the device’s main control unit.

Water Detection

Our water detection sensors operate on the principle that natural water will conduct a small amount of electricity at low voltage, and that air is an effective insulator that will not conduct electricity at the same voltage.  When a minute current is detected between the probes on the water sensor, the sensor sends an alarm signal to its controller.

Wireless Communications

Our Products are offered in a wireless configuration as an alternative to having the various system components connected by conventional electrical wiring.  By utilizing a radio frequency (RF) connection, data can be transmitted to, or received from, system devices which are located within a 300 feet locus.  This technology offers considerable advantages, notably the elimination of the need for long cable runs, reduced installation labour costs and time, and greater flexibility in the placement of system devices within a facility.

Current Product Lineup

Earthquake Protection Systems

Our seismic sensor products are based on electronic sensors, as opposed to our competitors’ mechanical sensor, which minimizes the false alarms associated with traditional mechanical seismic sensors through the use of electronic vibration filters.  Those products which do employ a electronic seismic sensor are sold at a much higher price point and are geared towards research and institutional applications.

2500 Series Seismic SensorTM:  Using our patented seismic detection technology, this commercial product is designed for use in elevator control applications.  The set point for the sensor can be set through the user interface to trip according to the ASCE 25-97 standard, or according to a user-defined threshold between 0.01g and 1.00g.  Once activated, the 2500 Series Seismic Sensor can be programmed to take precautionary measures, such as proceeding to the nearest floor and opening the elevator doors so passengers can exit the building safely via emergency stairwells.  Similarly, this unit is also compatible with escalators and moving walkways, stopping the respective systems following the detection of seismic activity.

2600 Series Seismic SensorTM:  Identical in function and use to the 2500 Series Seismic Sensor, the 2600 Series has been modified exclusively for use in the Thyssen elevator company’s new ISIS™ elevators.

S-BoxTM:  The S-Box is an extremely versatile, commercial/industrial seismic switch that can be used in various different applications.  The SBox’s latching and non-latching power relay contacts interface directly to control panels allowing the S-Box to easily control or shutdown critical facilities, equipment, and processes to mitigate the potential damage during an earthquake.  The S-Box can be used for the following commercial applications:

•

as an early warning system in office buildings, apartment buildings, schools, and hospitals to provide an opportunity for people to evacuate to a safe location before an earthquake hits;

•

shut down machinery that could be damaged or cause damage during an earthquake (e.g., in a mill, refinery, power plant, or dam);

•

send a warning and/or lowering a boom to block access to a bridge/tunnel could be initiated;

•

shut off gas, chemical, and/or water lines to minimize damage from possible ruptured pipes caused by an earthquake;

•

monitor the extent of seismic vibration on a structure; and

•

provide a warning when a structure is moved from its original position or receives a significant jolt due to earthquake, ground movement, or being struck by another object.

The S-Box comes equipped with both a serial RS-232 port and an analog telephone modem.  Information stored in the S-Box can be retrieved by connecting a serial cable between a notebook computer and the S-Box and using a standard terminal program.  Alternatively, the S-Box can be accessed from anywhere in the world by dialing into its telephone modem from a remote computer.  Using the telephone modem provides full access to all functions in the S-Box, including the ability to read stored data and change alarm thresholds.  Future versions of the S-Box will have satellite communication capability for worldwide access in locations where telephone access may not be readily available.

Earthquake Model 1201TM:  The Earthquake 1201 is a residential product designed to detect the presence of seismic vibrations, upon which an alarm is sounded and gas/propane lines are shut off at the mains.

This unit meets or exceeds the ANSI Z21.70 and ASCE 25-97 and complies with the California earthquake standard, currently the most advanced standard in the world.

WatchdogTM:  The Watchdog Earthquake Early Warning Alarm is a residential product designed to warn the individual of an impending earthquake. This gives him/her the opportunity to seek refuge in a safe area.

The Watchdog is equipped with a loud (115dB) audible alarm and strobe light.  With this loud alarm combined with visual stimulus of the strobe, even people who are hard of hearing are sure to take notice.  And if an earthquake occurs during the night, the siren is loud enough to awaken all but the most sound of sleepers.

RF QuakeTM:  The RF Quake™ wireless system is designed to shut-off a home’s incoming gas in the event of an earthquake.  Linked to a wireless gas valve, the gas system is automatically turned off when a dangerous earthquake is detected.

The RF Quake™ system is powered by a 9-volt wall adapter with internal battery backup, ensuring that the RF Quake™ will remain on guard even if the power goes out.  When a dangerous earthquake is detected, the RF Quake™ sends a wireless RF signal to the valve, causing it to shut off, preventing potential fires or explosions that could result from burst or damaged gas lines in the building.

Gas Protection Systems

Our gas related products have the capacity to incorporate our patented electronic seismic sensors.  Our shutoff valves also employ proprietory RF signaling software which makes for more efficient wireless applications of the sensors and actuated valves.

Gas GuardianTM:  The Gas Guardian system is designed to detect the presence of carbon monoxide, natural gas or propane in the environment, generate an alarm when excessive levels have been detected, and shut off the flow of gas at the mains when unacceptable levels have been reached.  The purpose of the unit is to prevent gas poisoning and explosions.

Using our detection technology, the unit remains in alarm mode as long as the dangerous condition exists.  A maximum of three gas detector sensors can be connected to the main control unit without additional power supply requirements.

RF Gas GuardianTM:  The RF Gas Guardian incorporates the same features and addresses the identical safety issues as the Gas Guardian.  The primary difference lies in the fact that wireless technology is incorporated into the design.  This feature eliminates the requirement for hard-wiring the sensor and shut-off valves to the main control panel. Installation is thus simplified.

RV/Marine Gas GuardianTM:  Several special-purpose systems have also been designed for recreational vehicle (RV) or pleasure craft owners.  The RV/Marine Gas Guardian is designed to monitor gas leakage to prevent gas poisoning or explosions on recreational vehicles or boats.  Upon detection of unacceptable hazard levels, gas lines are shut off at the mains.

Water Protection Systems

QMI`s shutoff valves also employ proprietary RF signaling software which makes for more efficient wireless applications of the sensors and actuated valves.  QMI use electronic moisture sensors which are more accurate in determining water leaks than pressure based systems employed by our competitors.  Our price point, including installation, is competitive with our competitors.

Water GuardianTM:  The Water Guardian is an industrial/commercial and residential water detection system that detects water leaks from water lines/pumps, or in low-lying areas such as elevator wells and basements.

Using our detection technology, activated sensors sends a signal back to the main control unit, which then sounds an alarm and initiates the shut off of water pipes at the mains.

Water GuardianTM PRO+:  The Water Guardian PRO+ incorporates the same features as the Water Guardian and RF Water Gaurdian but will also shut off wired or wireless gas valves controlled by up to 16 wireless sensors.  It also incorporates integration with an alarm company panel for automatic alerts to your security company.

RF Water GuardianTM:  The RF Water Guardian incorporates the same features as the regular Water Guardian, and addresses identical safety issues. The difference lies in the fact that wireless technology is incorporated into the design, which greatly simplifies installation.

Mini GuardianTM:  Using identical detection technology, the Mini Guardian is a smaller, residential version of the Water Guardian, designed specifically for easy installation on appliances and hot water tanks.  Water supply is cut off if a leak is found.

RV/Marine Water GuardianTM:  A compact version of the Water Guardian, this product is designed to detect slow fresh water leaks on RVs or boats, which can ultimately cause serious water damage.

Manufacturing Process

The 10~~7~~,000 square foot facility of our wholly-owned subsidiary, QMI Tech is staffed by technical personnel who design, manufacture, test, repair, package and ship the Products to its customer base.

The manufacturing process of each product involves the following steps:

1.

Mounting electronic components on circuit boards using sophisticated automated machines such as chip shooters and pick and place machines;

2.

Curing the circuit board assemblies by heating them in a specially designed oven;

3.

Programming the individual circuit boards with the applicable software;

4.

Testing and calibrating the units for sensitivity to the appropriate gas or carbon monoxide vapor level in an enclosed testing rack where the sensors are exposed to fixed amounts of vapor and calibrated to the desired sensitivity;

5.

Calibrating seismic equipment using specially designed shaker tables to specific standards;

6.

Mounting the tested boards inside their plastic cases and individually performing a final electronic inspection; and

7.

Packaging, labeling and making a final manual inspection of the completed product as well as individually shrink wrapping the unit in preparation for shipment.

We own and operate all the above mentioned necessary equipment.

Regulatory Requirements

Within the US, there are a number of regulatory issues that provide a lucrative market for our seismic product line.  Historically, three building codes have been adopted in the United States by state and local municipalities to govern building construction:  The Uniform Building Code (UBC), The Standard Building Code (SBC) and the National Building Code (NBC).  The most widely adopted of the three, the UBC, requires among other things, that buildings located in seismically active zones be built according to stringent specifications.  The UBC divides the nation into four general seismic zones (0-4), and mandates the installation of seismic protection and detection devices consummate to the perceived geographical risk.

In conjunction with the UBC, the American Society of Mechanical Engineers (AMSE) sets internationally recognized industrial and manufacturing codes and standards that enhance public safety.  The ASME A17.1- 2000, or Safety Code for Elevators and Escalators, has been widely adopted in close to all US States, and in select countries around the world.  Based on UBC seismic zone classification, the ASME code specifies mandatory seismic safety devices to be installed in high-risk areas.  In zones 3 and 4, the AMSE requires the installation of seismic detection switches in all newly installed elevators, escalators, and moving walkways.  A seismic switch is defined as “a device activated by ground movement to provide information to the control system that a potentially damaging earthquake is imminent”.

California, the most seismically active of all US states, has long integrated the UBC and ASME A17.1-2000 into its Building Code.  The following is an excerpt from sec. 3137 of California’s Code:

“Elevators shall comply with the seismic requirements for elevators in Part XXIV of ASME A17.1-2000….a minimum of one seismic switch shall be provided in every building in which an [elevator], escalator or moving walk is installed.” (emphasis added)

The majority of counties of the western United States are classified as high risk (zones 3 or 4) area by UBC standard, and thus provide a market for the 2500/2600 Series Seismic Sensor and the S-Box.

Further, almost all jurisdictions in California and the surrounding earthquake prone states have issued ordinances, requiring the installation of seismic gas shutoff valves. Los Angeles Ordinance 170641, which took effect on September 1, 1995, requires the following:

“Installation of a Los Angeles-approved seismic gas shutoff valve on all gas-serviced new construction and commercial remodels valued over $10,000”.

All of our seismic switches and shutoff valves have already been approved by the City of Los Angeles.

Further regulatory changes over the last decade continue to present new opportunities to our product line.  In 2000, the organizations behind the three main building codes - International Conference of Building Officials, The Southern Building Code Congress International, Inc. and Building Officials and Code Administrators International, Inc., respectively, decided to unify the code environment and founded the International Code Council (ICC).  The ICC then announced its intention to develop one family of model codes, including the International Building Code (IBC).

The result of this effort is the family of codes published by the ICC as the 2000 International Building Code (IBC). The IBC is a combination of all three former codes, and is slowly being adopted as the new international standard within the US.  The primary difference with respect to seismic regulations is the creation of a new risk zone classification system.  Gone are the days of the UBC’s general seismic zones (0-4).  The new IBC takes into account three interdependent factors when assessing the need for seismic design:  seismic risk, occupancy type, and soil conditions at the site.

These three factors are combined to place a project within one of six seismic design categories (A-F) to determine the seismic detailing requirements.  Buildings that fall into the A, B, and C range generally require little or no seismic detailing.  Structures in the D, E, and F categories call for moderate to strict seismic design, very similar to zones 3 and 4 of the UBC.  What this means for building teams that work in traditionally low or moderate seismic zones is that if a project has the right combination of the three criteria, the code will call for a certain level of seismic detailing in order to meet minimal life-safety requirements; in other words, to make sure the building won't collapse.  An office complex in Indianapolis built on poor soil, for example, may now require moderate seismic detailing.  A hospital built on the same site will require even more stringent design.

As more and more states and local governments adopt IBC - 43 states have already or are contemplating switching from the UBC - these stricter seismic regulations will come with it.  For California and the West Coast, this is merely a change in nomenclature; however, for other areas that have previously received a low (0, 1 or 2) risk rating under the old UBC system, the change will be quite drastic. This effectively expands the potential market for our products to areas that have traditionally been regarded as seismically inactive.

Moreover, it is also believed the International Association of Plumbing and Mechanical Officials will add an appendix soon to the Uniform and International Plumbing Codes that will be similar to Los Angeles' regulation.

Set forth below is a list of all certifications received for our products or the components forming part of our products.

Certification	Description	Products
FCC Federal Communications Commission

Depending on the type of equipment that the manufacturers have, FCC certification might be required. The two most common FCC Certifications requirements are FCC Part 15 (electronic equipment) and FCC Part 68 (Telecommunications equipment).

It is important that manufactures cover the FCC Certification for equipment before the equipment is offered for sale in the United States.

Water Guardian • wireless sensor • controller Gas Guardian • wireless sensor • controller • co/Gas detector RF Quake
UL Underwriters Laboratories

If a product carries this mark, it means UL found that representative product samples met UL's safety requirements. These requirements are primarily based on UL's own published standards for safety.

The optional C-UL-US Mark indicates compliance with both Canadian and U.S. requirements. UL encourages those manufacturers with products certified for both countries to use this combined Mark, but they may continue using separate UL Marks for the United States and Canada.

Motorized gas valve ½”, ¾”, 1” 2500 Series

Certification	Description	Products
WRAS

The Water Regulations Advisory Scheme (WRAS) is the UK Water Industry's approval scheme.  Products approved by the scheme have been shown to comply with the requirements of the Water Supply (Water Fittings) Regulations 1999 and amendments.

Motorized water valve ½”, ¾”, 1”
IAPMO International Association of Plumbing & Mechanical Officials

The International Association of Plumbing and Mechanical Officials has been protecting the public’s health and safety for more than eighty years by working in concert with government and industry to implement comprehensive plumbing and mechanical systems around the world.

As a membership-based association, IAPMO is proud to utilize an open consensus process in the development of our flagship Uniform Plumbing Code® and Uniform Mechanical Code®. These codes are established through scientific research, debate, and analysis, strengthening our position at the forefront of the plumbing and mechanical industries.

Motorized water valve ½”, ¾”, 1”
ASME American Society of Mechanical Engineers

ASME conformity assessment programs—programs under which a company or an individual is assessed and certified based on demonstrated ability to meet the requirements of an ASME standard—continue to provide a vital support to enhancement of public safety and facilitation of international commerce.

2500 Series 2600 Series
CSA Canadian Standards Association	CSA compliance covered by other listing agencies.	Water Guardian Pro 2500 Series 2600 Series Motorized gas valve ½”, ¾”, 1”
Advantica

Supplies local professional EC Type Examination and Production Surveillance services (CE mark) for gas appliances on behalf of Advantica (EU notified body no. 0087) in accordance with the GAD directive.

Also supplies local professional services for gas appliances CSA, AGA, GOST certification.

Products to be tested and certified include: gas stoves, gas hobs, gas cookers, gas heaters, gas water heaters, gas boilers, gas ovens, automatic burner control system, gas valves and other controls, hoses, fittings.

Advantica

Certification	Description	Products
Lab Test	Accredited certification body and accredited testing laboratory for various product categories.	Water Guardian Pro 2500 Series
TSEK	Turkish Standards	T2400
ASCE American Society of Civil Engineers	Tested by CSA	Earthquake Sensor

Market

Seismic Market

Earthquakes are a fact of life in many parts of the world.  There are thousands of seismic events annually worldwide.  Thousands of people have died in the past century as a result of earthquakes.

Earthquake injury and death are often the result of collapsed buildings, falling debris, explosions, and fires.  The risk of harm increases exponentially for individuals who find themselves trapped in vulnerable positions, such as being close to glass or trapped in an elevator during the initial seismic vibrations.

On a global scale, the areas reporting the most earthquake activity are:

•

Pacific Islands, including Vanuatu, New Guinea and Fiji

•

Indonesia, notably Irian Jaya and Sumatra

•

Japan, Taiwan, Phillippines and China

•

Afghanistan, Caucasus, Iran and India

•

Turkey, Greece, Italy, Balkans

•

Andean region – Chile, Peru, Bolivia, Colombia, Ecuador

•

West Coast of North America

Given the frequent occurrence of earthquakes, and the associated tolls on both life and property, it follows that a sizeable market for earthquake safety systems exists.  Due to its high level of per capita GDP (gross domestic product), large, educated population, earthquake prone geographical location and stringent regulatory requirements, we will focus our efforts for seismic protection products in select states within the US market.  In Canada, efforts will be concentrated in British Columbia.

US Seismic Market

In the US those states situated along the West Coast have long been considered to be an earthquake “hot zone.”  These states include the following:  California, Washington, Colorado, Oregon, Nevada, New Mexico, Utah, Montana, Alaska, and Hawaii.

British Columbia Seismic Market

In Canada, it is the western provinces that are the most seismically active.  British Columbia’s coastal area is considered to be an active earthquake zone and as such is a prime market for our Seismic Products.  Although regulatory requirements are not as strict in British Columbia as they are in the US, early sales of our Products to commercial and industrial clients have shown a distinct demand for such Products.

We will be concentrating efforts on a secondary market for seismic activated valve shut-off equipment in British Columbia’s provincial highways system.  The Province’s highway network consists of thousands of kilometers of ~~or~~ roads and well over 2,000 bridges, tunnels and snowsheds.  Given that this network crosses rugged terrain, roads and bridges are subject to washouts and snow avalanches.  Of significance also is the fact that over 1,000 kilometres of provincial roads are prone to the danger of avalanches in hazardous areas, such as Kootenay Pass, Bear Pass, the TransCanada Highway near Revelstoke, Allison Pass, the Fraser Canyon, the Coquihalla, Duffey Lake Road and Highway 16 between Terrace and Prince Rupert.

Each year controlled avalanches are recorded either above or on provincial highways throughout British Columbia.  It is our goal to provide highway warning systems by adapting our patented earthquake detection technology to this purpose.

North American Gas/Water Shutoff Valve Market

Carbon monoxide (CO) is one of the leading causes of fatal poisonings in North America. Hundreds of people are killed in the home each year by carbon monoxide, while thousands are treated in emergency rooms for CO poisoning.  Carbon monoxide is a toxic gas produced during the burning of any carbon-based fuel; leaking natural gas is an all too common source.

Competition

Given the alluring size and relative affluence of the US market, all major competitors were found to be incorporated and operating in either the US or Canada.  According to the Thomas Register, there are 368 U.S. and Canadian companies which manufacture and/or supply shut-off valves for a variety of applications.  Of this total, six firms are registered as suppliers of emergency water or gas shut-off valves, and seven companies manufacture and distribute seismic activated shut-off valves.

Seismic Market

There are a large number of small- to medium-size organizations that compete in the seismic market.  The majority of these competitors focus solely on the manufacture of seismic actuated shut-off valves for gas lines.

Set forth below is a brief overview of the main competitors that we can expect to face in the seismic market.  These competitors were selected based upon the similarity of their product offerings, potential for new product development that would encroach on our designs, and our perception of each company’s legitimacy within the industry, or the number of international product certifications held.

The marketing focus of these companies is primarily on the California market, presumably due to the size, and fact that California is the most earthquake prone State in the US.  Exports represent an insignificant part of their total sales.

Competitor	Products	Business Direction/Strategies
Kinemetrics Inc. (Pasadena, CA)	Digital and analog seismic recorders, seismic sensor components, and seismic switches	Growth through product development, market development, and acquisitions.
Earthquake Safety Systems Inc. (Los Osos, CA)	Seismic actuated gas shutoff valves, seismic switches, seismic alarms, real-time structural damage indicators	Growth through strategic partnership development.
Seismic Safety Products Inc. (Wenatchee, WA)	Seismic actuated gas shutoff valves	Dominate target markets by offering a complete product line.
Pacific Seismic Products Inc. (Lancaster, CA)	Seismic actuated gas shutoff valves	Expansion through a distributor network.

Competitor	Products	Business Direction/Strategies
Safe-T-Quake Corporation (Northridge, CA)	Seismic actuated gas shutoff valves	Maintain market share through long term distributor relationships.
Quake Defense Inc. (Livermore, CA)	Seismic actuated gas shutoff valves	Growth by promoting a “Made in America” unique sensor technology.
Firefighter Gas Safety Products Inc. (Santa Ana, CA)	Passive gas alarms and seismic actuated gas shutoff valves	Expansion through a distributor network.

Kinemetrics Inc. is the de facto leader in the earthquake instrumentation, a manufacturer of seismic products for monitoring bridges, dams, structures, and nuclear power plants.  In 1999, the company acquired US-based manufacturer Quanterra Inc., and continues to grow through acquisitions and international distribution partnerships.  Its products are currently marketed in over 81 countries worldwide.  The majority of its sales constitute OEM sensors and seismic recorders to other companies within the industry. Nonetheless, the company still markets a line of internationally approved accelerometer-equipped seismic switches, which can be used for a variety of applications.  Kinemetrics manufactures a line of MitigatorTM seismic switches, basic devices that can only be used for a limited number of applications; while our S-Box is readily able to communicate with network computers and can double as an accelerograph, acceleration meter, or digital level meter.  In addition, Kinemetrics’ switches reportedly retail for approximately $1,000 - $1,250 Cdn., close to double the price of our S-Box.

Earthquake Safety Systems Inc. (ESS) was founded in 1988, and is a leading US manufacturer of non-structural seismic hazard mitigation equipment, including automatic lifeline, utilities, hazardous material, industrial process, emergency shutdown and real-time structural monitoring.  ESS has formed a strategic partnership with Kinemetrics Inc. to develop and market a series of seismic detection sensors for industrial/commercial settings.

Pacific Seismic Products Inc. manufactures seismic actuated valves for residential, commercial and industrial applications.  Its valves are available in both horizontal and vertical configurations.  Similar in design to Seismic Safety Products’ line of valves, its critical weakness is its reliance on a mechanical steel ball to trigger the seismic mechanism.

Quake Defense Inc. manufactures and distributes a series of commercial emergency fail-safe systems and residential earthquake actuated seismic valves.  All valves have been extensively tested by major laboratories and meet or exceeds all national standards (ANSI-Z 21.70), applicable California Standard Codes, and are UL tested to ensure ASCE 25-97 compliance.  This company has an extensive client list, which includes the US army, navy, air force, and marines, and various airports and major corporations.  However, it uses a twingate shut-off valve with inferior steel ball and pin technology.

Gas Shutoff Valve Market

Set forth below is a brief overview of the main competitors that we can expect to face in the gas shutoff valve market.  These competitors were selected based upon the similarity of their product offerings, potential for new product development that would encroach on our designs, and the number of international product certifications held.

Competitor	Products	Business Direction/Strategies
CCI Controls Inc. (South Gate, CA)	Active Natural Gas and Carbon Monoxide detectors with shutoff valves	Growth through product development, distributor partnerships and OEM sales.
Hydro Instruments Inc (Perkasie, PA)	Gas chlorination equipment, shutoff valves, and gas alarms	Expansion through a distributor network.
First Alert Inc. (Aurora, IL)	Passive CO2 and fire sensors and distinguishers	Growth through product development, distributor partnerships and OEM sales.
Kidde Plc. (Mebane, NC)	Full line of passive fire safety equipment including CO detectors	Growth through product development, exports, distributor partnerships and OEM sales.

CCI Controls Inc. was established in 1965, and is recognized as a leader in the design and manufacture of gas detector alarms.  Its systems are used in commercial/industrial and OEM, recreational vehicle, and residential settings.  The company’s systems are similar to our Gas Guardian, as they come with a single detector/base unit and a wired valve.  However, CCI has thus far been unable to design products with RF wireless communication or detachable detector capabilities, which increases installation time and cost.

Hydro Instruments Inc. manufactures industrial/commercial gas and liquid feeds, valves, CO detectors, and CO activated automatic shutoff valves.  The systems use compressed air (via a ratchet device) to close the mains when a leak is detected, which markedly increases the company’s manufacturing and selling costs.

First Alert Inc. designs and manufactures a line of passive fire, smoke, and CO detectors for industrial/commercial and residential use.  As a subsidiary of the Sunbeam company, the company has flourished and quickly grown to become one of the industry leaders in passive alarm systems.  The company has extensive distribution channels.  At the residential level, its products are carried across the world by major chains such as Wal-Mart, Home Depot, and Target.

Kidde Plc. is another leading global supplier of passive fire and safety products, systems and services under a range of well-known brand names such as Kidde and Nighthawk to industrial, commercial, aerospace, combustion control and retail customers.  The company currently carries a suite of CO detectors/alarms, and hybrid CO/smoke detectors.  Similar to First Alert, the major threat posed by Kidde is its portfolio of clients and established global distribution channels.  However, were the company to start producing active alarms, it is believed that we would be given enough headway with which we could properly establish ourselves before these competing products hit the market.

Water Shutoff Valve Market

Set forth below is a brief overview of the main competitors that we can expect to face in the water shutoff valve market.  These competitors were selected based upon the similarity of their product offerings, potential for new product development that would encroach on our designs, and the number of international product certifications held.

Competitor	Products	Business Direction/Strategies
DynaQuip Controls Inc. (St. Clair, MO)	Water leak detection and shutoff valves, flow controls, fluid connectors	Growth through expansion into new markets via product development.
SmartSensor Technologies Inc. (Medford, MA)	Water leak detection and shutoff valves	Expansion through a distributor network.
Give Systems Inc. (Montreal, QC)	Water leak detection and shutoff valves	Expansion through a distributor network.
Aqua Managers Inc. (Laguna Hills, CA)	Water shutoff valves for residential applications	Expansion through a distributor network.
Zircon Corporation (Campbell, CA)	Electronic hand tools, passive water pumps and alarms	Expansion through product development and distributor network.
Glentronics Inc. (Wheeling, IL)	Passive water alarms and sump pumps	Expansion through a distributor network.

Our top three major competitors are:

DynaQuip Controls Inc. has, for the past 60 years, designed, manufactured and supplied innovative valve automation products to industrial/commercial, OEM, and residential markets throughout the world.  The company’s WaterCop is a residential product that functions similar to the Water Guardian.  However, the system is designed to handle only one detector, and all components must be hardwired to the central panel, increasing installation time and cost.

SmartSensor Technologies Inc. manufactures and markets the FloodstopperTM water leak and shutoff valve system through a distribution network.  The product is for residential use, and works in a similar fashion to the Water Guardian, although it is not as technologically advanced.  Sensors and shutoff valves must be hard-wired to the main panel, and there is no battery backup in case of a power outage.

Zircon Corporation designs, develops, manufactures and markets the largest selling line of high-technology electronic hand tools for professional contractors and home improvement enthusiasts in the US.  Its line of battery and AC operated passive water alarms are distributed in major chains the world over such as Home Hardware, Home Depot, Ace Hardware, and Target.  Were Zircon to enter the active alarm market, its wide reaching distribution channels would pose a threat.

Competitive Strategy

A critical success factor in existing markets for us will be our ability to enter into distribution agreements with key organizations that are in a position to facilitate substantive sales volumes.  To achieve the established goal of cultivating a minimum of two new strategic alliances annually, we will carry out a marketing plan that will rely heavily on raising awareness through personal selling.  To date, we have an agreement with Draka Elevator Products, Inc., for worldwide distribution rights to our 2500/2600 Series Seismic Sensor and S-Box.

We are currently engaged in negotiations with several multi-national corporations and will continue to target the insurance industry and major home repair retailers in Canada and the United States.  Our primary focus over the short-term will be to develop strong distribution and sales channels for those with the highest margins.  The most energy will therefore be expended on penetrating the seismic systems market.

We will work to maintain a close working relationship with various standards bodies, such as Underwriters’ Laboratories [UL], American Society of Civil Engineers [ASCE], American National Standards Institute [ANSI],

and Canadian Standards Association [CSA], and industry-specific technical committees in order to keep abreast of technical standards and competitor activities.  At the same time, we will protect newly developed intellectual property through patent applications, and if needed will pursue legal action to defend existing patent rights.

While the market for active alarm systems continues to grow, we will also leverage existing technologies into new product markets and applications.  For example, we are planning to adapt our seismic detection technology found in the RF Quake, currently used to shut off residential gas lines in the event of an earthquake, for use as an early warning device to close bridges and shut down dams or power plants in the event of an earthquake, or accommodate snowpack/avalanche monitoring and automatically activate road-side barriers in the event of a snow slide.

Our Gas Guardian technology, which closes gas valves in response to gas leaks, could also be used in a variety of applications.  Specifically, our research and development efforts will be to develop an on-board vehicle safety system that monitors carbon monoxide and other gas levels within the passenger compartment of automobiles and trucks, and measures collision impact force and direction.

We will attempt to align these activities with those of the Technology Maintenance Council (American Trucking Association) Safety Sub-Committee, to develop industry recommended practices that are recognized by the Society of Automotive Engineers and accepted by the motor vehicle insurance industry.

Marketing Strategy

We intend to engage in an aggressive marketing strategy, tailoring each of our products to suit the needs of a given market niche.

Product:  We earn revenues from the sale of safety system products to end users, retailers and specialty-market distributors in North America and abroad.  In order to capture as broad a market as possible, our products are available in various configurations in order to address a wide range of needs.  The units are calibrated to the local standards, as set forth by municipal, state/provincial or federal regulations.  To gain entry into lucrative markets of the world where our products have yet to be approved, we will make every effort to meet product regulations and specifications.

Pricing:  Our pricing structure reflects our commitment to providing the consumer with a high quality product at an affordable price.  We will increase our market penetration by exploiting our low manufacturing cost, passing the savings on to the consumer.  Currently, our prices compare favourably with competitive offerings.

Direct Sales:  Our sales efforts are targeted at developing a multi-channel dealer/re-seller network.  Channel partners are sourced in Canada, the United States and overseas.  Heavy reliance will continue to be placed on personal selling to attract potential distributors.  Management personnel and sales representatives are responsible for growing our client base.  At the same time, professional sales organizations that have a strong international market presence in key markets are being approached concerning a possible business relationship with us.

We have developed and initiated implementation of our distribution strategy, which has been established to create and satisfy demand for our products.  Our strategy strives to move our product from our manufacturing facilities to points of consumption in an efficient and cost effective manner.  We have established and formalized certain selective and exclusive distribution channels.  These channels include exclusive distributors and sales agents.  We continue to establish these relationships with creditable intermediaries.

The following is a list of our current distributors and sales agents and their respective territories and products.

Country	Jurisdiction	Distributor	Territory	Customers
Canada	West	Nvirosense Technologies Inc. Vancouver, BC	British Columbia	Utilities, municipalities (including Whistler resort), commercial, industrial and hospitality.
	East	Energy Products Group Inc. Waterloo, Ontario	Ontario and Quebec	Wholesalers – Noble Trade, Frontier Utilities – Direct Energy, City of Kitchener, Ontario Retail – Sears, Canadian Tire OEM – GSW, Rheem
United States	East	Associated Marketing Philadelphia, PA	Pennsylvania, New York City	Spears, Rheem, Watts, NDS Industrial, plumbing, commercial applications
	East	J&K Sales Associates Manchester, NH	All of upstate NY, CT, MA, ME, NH, RI and VT	Jak-Pak Distribution, commercial, industrial and residential applications.
United Kingdom		PJ Controls Consultancy Ltd.	United Kingdom	Johnson Controls, Essco Controls, Radiant Controls, Metron, RAF
Worldwide		Draka Elevator Products Rocky Mount, NC	Worldwide	Seismic products related to vertical transportation industry.

Promotion:  As our sales will be accomplished through a distributor network, we will rely heavily on personal selling.  Personal selling will be conducted by management personnel at first, and as time progresses, this duty will be made the responsibility of hired sales representatives.  In addition, distribution channels will be established through the help of enlisted professional sales organizations that service hard-to-reach specialized markets, such as the recreational boating and recreational vehicle (motor home) markets.

Beyond North America, international seismic products markets will be developed with national distributors in major earthquake-prone zones, notably Turkey, Chile, Peru, Japan, Taiwan, Philippines, Indonesia and China.

To penetrate the market for gas and water protection devices, commercial agreements will be sought with property and casualty insurance companies in the U.S.A. and Canada to either sell or promote the installation of gas/water shut-off valves in policyholders’ homes.  We are currently in negotiations with several insurance companies regarding our Water Guardian water tank shut-off system.  Home repair retail chains, such as Ace Hardware and Lowe’s will also be approached as potential retailers of residential earthquake and gas/water shut-off valve products.

We also intend to obtain membership in various associations and participate in a number of trade-show/conferences annually.  The purpose of such participation will play a critical role insofar as it will aid in developing contacts, sourcing channel partners, assessing customer needs, and keep management aware of competitors’ actions.  In particular, an associate membership in the Institute for Business and Home Safety (IBHS) will be sought, as this association provides useful information about disasters, disaster prevention and building code requirements throughout the USA.  IBHS is an initiative of the insurance industry to reduce deaths, injuries, property damage, economic losses and human suffering caused by natural disasters.  The membership consists of insurers and reinsurers that conduct business in the United States or reinsure risks located in the United States.  Associate membership is available for non-insurance business entities.

Other industry associations for consideration as a member are:

•

California Building Industry Association (CBIA)

•

Canadian Construction Association

•

Canadian Marine Manufacturers’ Association

•

American Boat Builder’s Association

•

Recreational Vehicle Dealers’ Association of Canada

Distribution in India

Since we have now acquired all of the assets from QMI Manufacturing, including all rights to the intellectual property related to the Active Sensor Products the license that we initially acquired from QMI Manufacturing to market, sell and distribute certain seismic sensor products in India is now essentially superfluous.  However, it is still our near term intention to market and distribute our Seismic Products in India.  To date, we have not yet commenced distribution of our Products in India.

The northern part of India is one of the most seismically active regions on the planet and there are numerous other areas in the country which are subject to earthquake activity.  India is in a building cycle, expected to last 25 years.  Building codes recognize that these early warning devices will play a more prominent role in the future.  In addition, consumption of natural gas is expected to continue to increase.

India has been divided into five zones with respect to severity of earthquakes.  Of these, Zone V is seismically the most active where earthquakes of magnitude 8 have and can occur. These zones are based on historical data, which can give a false sense of security.  Occurrence of the damaging earthquake at Latur, falling in Zone I is a typical example of this situation.

The Latur (Killari), Maharashtra, earthquake of September 30, 1993 is the most devastating SCR earthquake in the world. Its epicenter was located in a region considered to be aseismic.  Over 10,000 lives were lost in this earthquake and several villages were destroyed. With a magnitude 6.3 and focal depth less than 10 km, this earthquake is similar to other moderate events in the Australian and Canadian shields.

India’s rising middle class currently numbers approximately 300 million.  Given a family of five this would equate to approximately 60 million middle class households.  The residential products, such as Watch DogTM, which produces a high pitched warning sound as soon as an earthquake is sensed, would be particularly attractive for this sector of the market.

Cyclical Nature of Business in India

India’s current building cycle, which is expected to last 25 years, and its increasing population in the middle class, estimated at 60 million households, is expected to keep product demand strong and stable.  As with most safety products, increased demand would follow any event related to its use.  In this case, any seismic activity would generate increased demand through greater exposure of the particular risk and the consumers desire to offset these risks.  Conversely, we expect that the demand for earthquake sensors would decline if there is a lack of seismic activity for an extended period of time, which may result in an oversupply of Licensed Products and no revenues to offset the costs of manufacturing.

Marketing Strategy for India

Our future plans include:

•

Complete a market research project to identify potential candidates to become authorized agents.

•

Set up an office in New Delhi.

•

Hold product demonstration events to which potential candidates will be invited.

•

Sign up and train authorized agents.

•

Support agents by running high level promotional campaigns to create an awareness of the Licensed Products to be distributed.

•

Solicit orders for sales and assign these to authorized agent for installation.

•

Establish a minimum local inventory.

•

Once we have commenced distributing the Seismic Products in northern India, we then intend to move out east and west from New Delhi and repeat the same process of recruiting agents, promoting the Licensed Products and soliciting orders.

•

After three years, start to move south into the Indian sub-continent by establishing regional centres.

Our immediate future plans are to commence an in-house feasibility study regarding the development of a market in India for the Seismic Products. The feasibility study will consider the distributor’s duties and obligations and how to best achieve them.

We will focus on a direct sales effort, from a home base in New Delhi.  Following a market research program, we will attempt to increase the awareness of local contractors, who currently install seismic devices, elevators or do natural gas hook-ups, to the existence of the Seismic Products in India and recruit as many of them as possible to be authorized installers of our products.

Our plans for market penetration will take place in two Phases.  Phase I will be concentrated on the north of India and is expected to last approximately three years.  Phase II will then include the rest of India.  Each phase will follow similar procedures.  Authorized agents will be recruited to plus sell their current clients and to install the devices, which we will sell.  We will promote the products in both the commercial/industrial, as well as, the residential markets.

Our primary objective is to support the sale of 1,000 units of each of the three products in year one, double that in year two and triple that in year three.  These numbers are projected sales and are not based on any historical sales in India and, accordingly, there is no guarantee that we will meet these objectives.  Provided that we are able to meet our objectives for the first three years of sales, we expect that the sales will  increase following year three, as we move out from our base line in northern India and open up the rest of the country.  These projections are based on management’s expectations; however, to date, we have had no sales in India.

Our initial market will be Northern India, and more specifically in New Delhi.  In year three we will be looking to expand our base of trained authorized agents outside of New Delhi and into the neighbouring regions of Uttar Pardesh and Haryana to the east and west respectively.  These regions have market sizes comparable to New Delhi and are also located in similar seismically active regions.  Having expanded into two new comparable markets regions, sales are expected to increase positively in direct relation to the new market exposure.

This growth strategy will depend on our ability to obtain financing during very difficult credit markets.  We will focus our efforts on the expansion of our northern India footprint between 2010 and 2012.  These efforts will include the expansion of our underlying infrastructure, including inventory solutions, technology, business processes, skilled labour and organizational structure, to support the continued growth of our footprint to the whole of India.

Capital Funding

Our current working capital as of September 30, 2010 was approximately $(23,402).  We recently completed a private placement whereby $605,000 was raised with an  aggregate of 3,025,000 common shares being issued at a price per share of $0.20 per share.  The proceeds raised will be used for working capital and for general operations.

Our expected revenues over the next twelve months are approximately $,4,700,000, with a gross margin of approximately $,200,000.  After payment of our expected costs for the next year we anticipate net revenues of approximately $760,000.

SR&ED Program

The Scientific Research and Experimental Development (“SR&ED”) program is a federal tax incentive program, administered by the Canada Revenue Agency (“CRA”), that encourages Canadian businesses to conduct research and development in Canada.  It is the largest single source of federal government support for industrial research and development.

The SR&ED program gives claimants cash refunds and/or tax credits for their expenditures on eligible research and development work done in Canada.

Generally, a Canadian-controlled private corporation (“CCPC”) can earn an investment tax credit (ITC) of 35% up to the first $3 million of qualified expenditures for SR&ED carried out in Canada, and 20% on any excess amount.

Generally, a CCPC with a taxable income in the immediately preceding year that does not exceed $500,000 may receive a portion of the investment tax credit earned as a refund, after applying these tax credits against taxes payable.  The investment tax credit earned by a Canadian corporation that is not a CCPC is non-refundable, but may be used to reduce any taxes payable.

To qualify for the SR&ED program, work must advance the understanding of scientific relations or technologies, address scientific or technological uncertainty, and incorporate a systematic investigation by qualified personnel.

Work that qualifies for SR&ED tax credits includes:

•

experimental development to achieve technological advancement to create new materials, devices, products, or processes, or improve existing ones;

•

applied research to advance scientific knowledge with a specific practical application in view;

•

basic research to advance scientific knowledge without a specific practical application in view; and

•

support work in engineering, design, operations research, mathematical analysis, computer programming, data collection, testing, or psychological research, but only if the work is commensurate with, and directly supports, the eligible experimental development, or applied or basic research.

In previous years, QMI Manufacturing has qualified for the SR&ED program and upon transfer of all of its assets to QMI Technologies, QMI Technologies will be applying for an SR&ED credit for 2010 and onwards, for as long as it qualifies for the program.  In the past three years, QMI Manufacturing has received credits of $92,910 for 2009, $80,412 for 2008 and $50,630 for 2007.

Patents

Pursuant to our acquisition of QMI Tech, we acquired the exclusive right to use of the patents for excess gas flow, earthquake, gas and smoke detection and shut off valve registered under US Patent No. 6,661,346 for a term of 20 years from March 3, 1997 and under Canadian Patent No. 2,170,561 for a term of 20 years from February 28, 1996.

As consideration for the exclusive right to the use of the patents, QMI Technologies shall pay a royalty to Raymond Wood, the owner of the patents, of 10% of the net income generated from the sale of the Products produced and sold using the patents, to a maximum of $1.3 Million.  The obligation to pay the royalty shall be for the life of the patents, to expire on the expiry of the patents.  After the final installment, a patent transfer agreement transferring the patents to QMI Technologies shall be filed with the applicable patent registry.

C.

Organizational Structure

We have one wholly-owned subsidiary, being QMI Tech, a private British Columbia company.

D.

Property, Plants and Equipment

Our principal executive offices and corporate offices are located at 1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4 and are shared with a number of other companies.  We rent our office~~s~~ on an informal month-to-month lease and have no formal contract or lease.  We rent a single office from the owner of the building, Cambreal Investment, for total monthly expenditures of less than $1,000 monthly.  The shared property provides office space to us for administrative and shareholder relation purposes.

The manufacturing facilities for our wholly-owned subsidiary, QMI Tech, are located at #202, 11 Burbridge Street, Coquitlam, British Columbia, Canada.  The premises, consisting of approximately 10,195 square feet, are leased at a cost of $7,222 per month, plus operating costs estimated to be $4,300 per month, which lease expires on September 30, 2013.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations as at December 31, 2009, and as at the nine months ended September 30, 2010, and should be read in conjunction with our audited financial statements and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are Canadian dollars.

A reconciliation of our financial statements to U.S. GAAP is set forth in Note 10 of the audited financial statements as of December 31, 2009 included herein at Part IV – Item 17 and in Note 7 of the unaudited financial statements as of September 30, 2010.

A.

Operating Results

As of the year ended December 31, 2009 we had cash assets of $1 and accounts payable and accrued liabilities of $4,000 for a working capital of $(3,999).  Subsequent to the year ended December 31, 2009 and upon completion of the Plan of Arrangement we completed a private placement for $100,000, consisting of 2,000,000 units at a price of $0.05 per unit.  Each unit consists of one Common Share and one share purchase warrant, with each warrant entitling the holder to purchase one Common Share at an exercise price of $0.07 per share for a period of two years from April 5, 2010.

As of the nine months ended September 30, 2010 we had cash assets of $23,844, HST receivable of $9,161 and prepaid expense of $2,897, and accounts payable and accrued liabilities of $61,145 for a working capital of $- 23 ,402.  During the nine months ended September 30, 2010 our general and administrative expenses primarily consisted of consulting fees of $51,802 (September 30, 2009 - $Nil), professional fees of $20,205 (September 30, 2009 - $Nil), Salaries and wages of 33,630, rent of $15,470 (September 30, 2009 - $Nil), and trust and filing fees of $30,126 (Sept 30, 2009 - $Nil).

B.

Liquidity and Capital Resources

The cash assets raised through the three most recent completed private placements for aggregate gross proceeds of $755,000 will provide us with the operating capital for general and administrative expenses and for general working capital purposes.

Our management will continue to arrange capital through equity financing and debt financing.

Our expected revenues over the next twelve months are approximately $4,700,000.  We expect the revenues to increase modestly on a month to month basis from a benchmark set by the current purchase orders and product interest.  We expect our gross margin to be approximately $2,200,000 based on our current estimation of cost of goods.  Our net revenue is projected to be approximately $800,000, after accounting for expenditures in the following categories: Marketing and Promotion expenses ($200,000); General and Administrative expenses ($1,100,000); and Training, Development, and Research expenses ($100,000).  Our research and development expenses are subsidized by the SR&ED program described under “Capital Funding” herein.  Almost all expenses are variable as a percentage of gross revenues.  The fixed portion of our expenditures, such as overhead expenses, lease payments and minimum staff are approximately $400,000 over the next twelve months.

C.

Research and Development, Patents and Licenses, Etc.

Pursuant to our acquisition of QMI Tech, we acquired all right and interest in and to the patents for excess gas flow, earthquake, gas and smoke detection and shut off valve registered under US Patent No. 6,661,346 for a term of 20 years from March 3, 1997 and under Canadian Patent No. 2,170,561 for a term of 20 years from February 28, 1996.  We do not have a patent for our water sensor products.

D.

Trend Information

Global economies, while showing fitful signs of recovery remain a long way from being healthy.  Financial markets continue to deal with the fallout of a crisis in credit markets and are struggling to return to normal in most countries.  Volatile financial market conditions are likely to continue through 2010 as credit and liquidity concerns persist.  We anticipate that global government intervention will continue as the fear of removing support too early will outweigh the concerns of stoking inflation.  This stimulus should improve financial market operations.

As an emerging company we face a number of economic risks and business uncertainties.  Factors such as foreign exchange rates, consumer spending, global earthquake activity, interest rates, business and government investment and spending, the rate of inflation and threats of terrorism affect the business and economic environments in which our potential customers operate and are largely out of our control.

E.

Off Balance Sheet Arrangements

We do not utilize off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following is a list of our contractual obligations as of January 5, 2011:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Loan Agreement with TNB Enterprises Ltd. dated July 2, 2010	$200,000	$Nil	$Nil	$Nil	$Nil
Property Lease with Mason Investments Ltd. dated September 3, 2010 for a term of three years.	$267,619	$86,658	$267,619	$Nil	$Nil

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of our directors and senior officers as at January 5, 2011, their municipalities of residence, their current positions with us and their principal occupations during the past five years.

Name and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held	Age
Navchand Jagpal (1) Surrey, BC, Canada	President, Chief Executive Officer and Director	Since October 16, 2009	42
Jamie Lewin Vancouver, BC, Canada	Chief Financial Officer	Since October 16, 2009	60
Parmjeet Johal (1) North Vancouver, BC, Canada	Director	Since July 9, 2010	52
Raymond Wood Coquitlam, BC , Canada	Director, President of QMI Tech	Since July 31, 2010	65
Lucky Janda(1)	Chairman of the Board and Director	Since November 13, 2010	55
Michael Hanrahan	VP of Engineering and Technology for QMI Tech	Since July 31, 2010	38

(1)

Member of our Audit Committee.

NAVCHAND JAGPAL – President, Chief Executive Officer, Director

Navchand Jagpal has been President, CEO and a director of Lucky Minerals Inc., a mineral property exploration and development company, since July 2006.  He is also a director of Arris Holdings Inc. (since October 2009), an investment company, and Grand Peak Capital Corp. (since July 2006), a merchant banking company.  Previously, he was CFO of EasyMed Services Inc., a Canadian publicly trading company, from May 2009 to February 2010 in the business of health record database management and President and CEO of Grand Peak Capital Corp. from July 2006 to January 2010.  All of these companies are publicly traded companies in Canada.  Through Grand Peak Capital Corp.’s commercial development investments and his private investments, Mr. Jagpal has been in the real estate development industry since 2000 by way of new home construction, purchasing and rezoning of development properties and commercial and residential property development.  Mr. Jagpal was previously the Managing Director of JC Business Alliance Group, a packaged office leasing company, Chief Financial Officer and Secretary of American United Gold Corp. and Corporate Secretary of Anderson Gold Corp. It is anticipated that Mr. Jagpal will devote approximately 50% of his time to our affairs.  Mr. Jagpal provides services to QMI as an independent contractor and has not entered into any contractual agreement regarding the services he provides.

JAMIE LEWIN – Chief Financial Officer

Mr. Lewin is a Certified Management Accountant (CMA) and holds an MBA in Financial Management from City University in Bellevue, WA.  He has more than 15 years of experience in accounting and finance and he has been involved with companies on the predecessors to the TSX Venture Exchange (TSX-V), being the former Vancouver Stock Exchange and Alberta Stock Exchange, as well as the TSX-V and the OTCBB.  He is CFO of Grand Peak Capital Corp., a merchant banking company (Feb. 09-present), and with two natural resource exploration and development companies Lucky Minerals Inc. (April 10-present), CLI Resources Inc (Oct 09- present) as well as Arris Holdings Inc., an investment company (Oct 09- present).  He is also a director of Abenteuer Resources, a mineral and resources company (Aug 06-present).  He has served on the Boards of two not-for-profit organizations and owns Best Fit Consulting, providing financial consulting services.  Mr. Lewin shall devote such time as is required to properly manage our affairs.  He will be an independent contractor, as at the date of this Registration Statement no contractual arrangements have been entered into between Mr. Lewin and our company.

PARMJEET JOHAL – Director

Parmjeet Johal ~~is~~ has been owner and pharmacist with Wilson Pharmacy in Port Coquitlam, BC since 2000; previously, he was Pharmacy Manager with Extra Foods in Squamish, BC from 1998 to 2000, and owner and pharmacist with Highlands IDA Pharmacy in Squamish, BC. Mr. Johal served on the Board of RTN Stealth Software from July 2007 to January 2010.  RTN Stealth Software is an online trading development company.

RAYMOND WOOD – Director, President of QMI Technologies Inc.

Raymond Wood has over thirty years experience in manufacturing gas related products, international sales and distribution and obtaining product certification.  He has been President and a director of QMI Manufacturing since 2006.  Previously, he was director of Qtronics Inc. from 2002 to 2006 and director of Gas Guard Ltd. from 2001 to 2002.  Both of these companies were involved in the manufacturing and sale of consumer goods.

LUCKY JANDA – Chairman of the Board and Director

Lucky Janda has been the President of CLI Resources Inc., a natural resource company, since October 2009 and serves as its Chief Executive Officer.  Mr. Janda also serves as the Chief Executive Officer and President of Arris Holdings Inc., an investment company, since October 2009.  He has been a director of Ona Power Corporation, an energy company, since July 30, 2009.  He is a local businessman with over 20 years experience in public companies and real estate development.  He previously served as President, Chief Executive Officer and a director of RTN Stealth Software Inc. (formerly Arris Resources Inc.), a trading software developer, from April 8, 2008 to October 2010.  He served several positions with community charitable organizations. Mr. Janda holds a Bachelor of Economics from the University of British Columbia.  He shall devote such time as is required for the proper management of our business. He will be an independent contractor and we have not entered into any contractual arrangements with him.  Mr. Janda has not signed a non-disclosure or a non-compete agreement with us.

MICHAEL HANRAHAN – V.P. of Engineering and Technology, QMI Technologies Inc.

Mr. Hanrahan is responsible for guiding the technical research of new products as well as overseeing the product integration and development of the existing business of QMI Tech.  He joined QMI Tech directly from BCIT as an electronics technologist and has been vital in developing the seismic projects and other wireless technologies since 2001. Mr. Hanrahan has extensive knowledge and understanding of the electronics design and development and manufacturing processes for QMI.

Directors were elected upon completion of the Plan of Arrangement and serve until our next annual general meeting of shareholders, or until their successors are appointed.  Our current officers were appointed by the Board of Directors.

There is no family relationship between the directors and senior officers.  None of our directors or members of senior management was selected pursuant to any arrangement with major shareholders, customers, suppliers or others.

The following table sets our directors and officers who are, or have been within the last five years, directors or officers of other reporting issuers:

Name of Director or Officer	Name of Reporting Issuer	Trading Market[1]	Position	Period
Navchand Jagpal	Grand Peak Capital Corp. 1 2 3 Lucky Minerals Inc. 1 2 3 EasyMed Services Inc. 1 2 4 American United Gold Corp. [5] Arris Holdings Inc. 1 2 4	TSX.V TSX.V CNSX OTCBB CNSX	President, CEO Director President, CEO and Director CFO CFO and Corporate Secretary Director	July 2006 – Jan 2010 July 2006 – present July 2006 – present May 2009 – Feb 2010 Aug 2004 – Nov 2005 Oct 2009 – present
Jamie Lewin	Grand Peak Capital Corp. 1 2 3 Lucky Minerals Inc. 1 2 3 Abenteuer Resources Corp. 1 2 CLI Resources Inc. 1 2 4 Arris Holdings Inc. 1 2 4 Dussault Apparel Inc. 1 6	TSX.V TSX.V TSX.V CNSX CNSX OTCBB	CFO CFO Director CFO CFO CFO and Director CFO	Feb 2009 – present Apr 2010 – present Aug 2006 – present June 2009 – Oct 2009 Oct 2009 – present Oct 2009 – present July 2007 – Apr 2008
Parmjeet Johal	RTN Stealth Software Inc. 1 2 4	CNSX	Director	July 2007 – Jan 2010
Raymond Wood	Not applicable
Lucky Janda	RTN Stealth Software Inc. 1 2 4 Arris Holdings Inc. 1 2 4 CLI Resources Inc. 1 2 4 Ona Power Corp. 1 2 4	CNSX CNSX CNSX CNSX	President, CEO and Director President, CEO and Director Director Chairmand and Director	April 2008 – Oct 2010 Oct 2009 - present Oct 2009 - present Jul 2009 – present
Michael Hanrahan	Not applicable

1

Reporting in British Columbia

2

Reporting in Alberta

3

Reporting in Manitoba

4

Reporting in Ontario

5

Previously reporting in U.S.; no filings since 2008

6.

Reporting in U.S.

Conflicts of Interest

There are no existing or potential conflicts of interest among our directors, officers or promoters as a result of their outside business interests with the exception that certain of our directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the company and their duties as a director or officer of such other companies.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any project or opportunity of the company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  We have no specific internal policy governing conflicts of interest.

B.

Executive Compensation

Compensation Discussion and Analysis

The Board determines the executive compensation policy for our executives.  The Board’s objective is to ensure that executive compensation is market competitive, while at the same time reflecting our current state of development and overall financial status.  The Board also seeks to ensure that our executive compensation policy is aligned with the near and long-term interests of our shareholders.  In determining compensation, the Board relies on discussions with our management, and does not utilize any formal performance goals or benchmarks.  The following information is in relation to each of the individuals who acted as the Chief Executive Officer and the Chief Financial Officer or acted in a similar capacity during the period from incorporation on October 16, 2009 to December 31, 2009 and the other three most highly compensated executive officers whose individual total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied this criteria but for the fact that the individual was not serving as such an executive officer at the end of the most recently completed financial year (the “Named Executive Officers”). In general, a Named Executive Officer’s compensation may consist of two components:

•

Salary or wages, and

•

Stock option grants.

The objectives and reasons for this system of compensation are generally to allow us to remain competitive compared to our peers in attracting experience personnel.  The salaries are set out on a basis of a review and comparison of salaries paid to executives at similar companies, with an overarching view to our current state of development and overall financial status.

Stock option grants are designed to reward the Named Executive Officers for success on a similar basis at our shareholders, while at the same time reducing the amount of salary and wages we may otherwise need to pay to the Named Executive Officers.

Option Based Awards

Stock option grants are made on the basis of the number of stock options currently held, position, overall individual performance, anticipated contribution to our future success and the individual’s ability to influence corporate and business performance.  The purpose of granting such stock options is to assist us in compensating, attracting, retaining and motivating our officers, directors and employees and to closely align the personal interests of such persons to the interests of our shareholders, while at the same time reducing the overall cash compensation that would otherwise be payable to the Named Executive Officers.

The recipients of incentive stock options and the terms of the stock options granted are determined from time to time by the Board.  The excise price of the stock options is generally determined by the market price at the time of grant and in accordance with our Stock Option Plan and the rules and policies of the CNSX.

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to us during the period from incorporation on October 16, 2009 to December 31, 2009, in respect of the Named Executive Officers.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Period EndedDec. 31	Salary ($)	Share-based awards ($)	Option-based awards (#)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compen-sation ($)	Total Compen-sation ($)
Navchand Jagpal President and CEO	2009	Nil	N/A	Nil	N/A	N/A	N/A	N/A	Nil
Jamie Lewin CFO	2009	Nil	N/A	Nil	N/A	N/A	N/A	N/A	Nil

Outstanding Option-Based Awards

There were no option-based awards outstanding at the end of the most recently completed financial year granted to the Named Executive Officers.

Termination and Change of Control Benefits

We do not have any contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination, resignation and retirement, a change in control of our company or a change in a Named Executive Officer’s responsibilities.

Compensation of Directors

We have no arrangements, standard or otherwise, pursuant to which our directors are compensated by us for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Registration Statement.

No compensation was paid and no stock options were granted to our directors for the most recently completed financial year.

C.

Board Practices

Our Board consists of four members, the terms of which expire at the general meeting of shareholders to be held in each year.  Directors are elected by a majority of the votes of our Common Shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires or until he or she resigns.  Executive officers serve at the discretion of the Board.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. The directors hold regularly scheduled meetings at which members of management are not in attendance.

We do not have any arrangements with our directors whereby our directors will receive any benefits upon termination of employment.

We have the following committees of the Board:

Audit Committee

The audit committee is comprised of at least three directors, the majority of whom are not employees, control persons or officers or any of our associates or affiliates. The Board appoints or re-appoints an audit committee after each annual shareholders’ meeting.

The Board has set up an audit committee which consists of Messrs. Parmjeet Johal, Lucky Janda and Navchand Jagpal.  The audit committee engages on our behalf the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of the annual audit.

Parmjeet Johal and Lucky Janda are considered “independent” as that term is defined in applicable securities legislation.  Navchand Jagpal is not considered independent as he is our President and CEO.

All three of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

Relevant Education and Experience

All of the Audit Committee members are senior-level businessmen with extensive experience in financial matters.  Each Audit Committee member has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than our company.

D.

Employees

QMI Seismic Inc. retains consultants and professionals as needed.  QMI Tech, Our wholly-owned subsidiary currently employs nine staff members with a one-year plan to increase the staffing to thirteen full-time employees.  The senior staffs of QMI Tech at the time of acquisition were:

(1)

Raymond Wood, President, responsible for management of operations, staff, production and sales, for an annual salary of $72,000;

(2)

Michael Hanrahan, Vice-President of Engineering and Technology, responsible for new product development and ongoing review of existing products, for an annual salary of $60,000; and

(3)

Nicola Farrell, Director of Operations, responsible for bookkeeping, accounts receivable and accounts payable, for an annual salary of $55,200.

The current staffing arrangement of QMI Tech is as follows;

Position	Current	Year 1
Administrative and business development	3	3
Sales and Marketing	0	1
Technical	2	2
Production	4	6
Total Staff	9	13

The production staff’s duties include assembly and testing, machine operation and shipping and receiving.

E.

Share Ownership

The following table sets forth the Common Share ownership of each of our officers and directors. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Common Shares Owned	Positions	Percentage of Outstanding Common Shares [1]
Navchand Jagpal	Nil	President, CEO and Director	N/A
Jamie Lewin	Nil	CFO	N/A
Parmjeet Johal	Nil	Director	N/A
Raymond Wood	12,000,000	Director	27.27%
Lucky Janda	223,500	Chairman and Director	0.50%
Michael Hanrahan	Nil	VP of Engineering and Technology for QMI Technologies Inc.	N/A
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (6 persons)	12,223,500		27.75%

Based on issued and outstanding share capital of 44,008,373 Common Shares as at January 5, 2011.

Stock Option Plan

In December 2009 we established our Stock Option Plan (the “Plan”), which Plan was approved by the shareholders at the special meeting held on December 8, 2009.  Pursuant to the Plan we are permitted to grant up to 10% of our issued and outstanding shares for issuance to directors, officers, employees and consultants at prices set in accordance with the policies of the CNSX.  As of the date of this registration statement, there were a total of 3,500,000 options granted to a non-related party in connection with a Consultancy Agreement whereby the consultants, Cronos Management Consultants Inc. are to provide public company corporate affairs management and attract key financial partners and attract investment.  The options have an exercise price of $0.20 with 2,100,000 options having an expiry date of November 18, 2015 and 1,400,000 options having an expiry date of December 14, 2015.

The purpose of the Plan is to provide an incentive to our directors, officers, employees, management companies and consultants to continue their involvement with our company, to increase their efforts on our behalf and to attract new qualified employees, while at the same time reducing the cash compensation we would otherwise have to pay.  The Plan is also intended to assist in aligning management and employee incentives with the interest of our shareholders.

The following is a brief description of the principal terms of the Plan:

Number of Shares Reserved.  The number of Common Shares which may be issued pursuant to options granted under the Plan shall not exceed 10% of the issued and outstanding Common Shares at the date of grant.

Maximum Term of Options.  The term of any options granted under the Plan is fixed by the Board and may not exceed five years from the date of grant.  The options are non-assignable and non-transferable.

Exercise Price.  The exercise price of options granted under the Plan is determined by the Board, provided that the exercise price is not less than the price permitted by the CNSX or, if the Common Shares are no longer listed on the CNSX then such other exchange or quotation system on which the Common Shares are listed or quoted for trading.

Amendment.  The terms of an option may not be amended once issued under CNSX requirements.  If an option is cancelled prior to the expiry date, we shall not grant new options to the same person until thirty days have elapsed from the date of cancellation.

Vesting.  Vesting, if any, and other terms and conditions relating to such options shall be determined by the Board or the Committee (as hereinafter defined) from time to time and in accordance with CNSX requirements.

Termination.  Any options granted pursuant to the Plan will terminate within ninety days of the option holder ceasing to act as a director, officer, employee, management company or consulting of our company or any of our affiliates, and within thirty days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan.  The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision or exchange of Common Shares.

Administration.  The Plan is administered by the Board or, if the Board so elects, by a Committee (the “Committee”), which Committee shall consist of at least two board members, appointed by the Board.

Board Discretion.  The Plan provides that the number of Common Shares subject to each option, the exercise price, the expiry date, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board or the Committee from time to time in accordance with CNSX requirements.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to us to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding Common Shares as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class [1]
Raymond Wood	Beneficial	12,000,000 Common Shares	27.27%
Lynn Wood	Beneficial	4,000,000 Common Shares	9.09%

(1)

 Based on issued and outstanding share capital of 44,008,373 Common Shares as at January 5, 2011.

(2)

Lynn Wood is the spouse of Raymond Wood, a director.

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of Common Shares and the portion and percentage of Common Shares held in Canada as at January 5, 2011:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada [1]
153	132	42,354,856	96.24%

(1)

Based on issued and outstanding share capital of 44,008,373 Common Shares as at January 5, 2011.

U.S. share Ownership

The following table indicates the approximate number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares held in the United States as at January 5, 2011:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S. [1]
153	17	3,492	0.08%

(1)

Based on issued and outstanding share capital of 44,008,373 Common Shares as at January 5, 2011.

The computation of the number and percentage of Common Shares held in the United States is based upon the number of Common Shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to us following inquiry to all record holders known to us to be trustees, executors, guardians, custodians or other fiduciaries holding Common Shares for one or more trusts, estates or accounts.  United States residents may beneficially own Common Shares held of record by non-United States residents.

Control of the Corporation

We are a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents.  To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign governments or any other natural or legal person, jointly or severally.

Change in Control Arrangements

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of our company.

B.

Related Party Transactions

Other than the transactions set forth below, there are no related party transactions or proposed transactions involving any insider, director, or associate or affiliate of an insider, that have occurred during the period from incorporation on October 16, 2009 to the date of this Registration Statement.  There are no debts owing directly or indirectly to us by any director or officer, or by an associate of any director or officer.

Pursuant to the Plan of Arrangement we issued 17,583,372 Common Shares to shareholders of RTN in exchange for RTN’s interest in an exclusive license to distribute the Seismic Products in India.  The shareholders of RTN at the time of the Plan of Arrangement continued to collectively own the license, via an altered corporate structure, so there was no substantive change in the beneficial ownership of the license.  Therefore, the transaction was recorded under Canadian GAAP using the historical carrying values of the license in the accounts of RTN.  At the time that the Plan of Arrangement was entered into, Parmjeet Johal was a director of RTN.  Mr. Johal subsequently resigned as a director of RTN in January 2010.

During the six months ended September 30, 2010, Alliance Vancouver, a private company affiliated with the Chief Executive Officer, charged us $3,000 for consulting services provided, which included clerical and administrative services.  Alliance Vancouver is a packaged business office managed by Jay Jagpal, the spouse of the President.  Our Chief Executive Officer is not employed by nor does he exercise control of Alliance Vancouver.  This transaction occurred in the normal course of operations and is measured at a value agreed by both our management and the related party.

Pursuant to the Share Purchase Agreement we acquired from QMI Manufacturing all of the issued and outstanding shares of QMI Tech in exchange for 20,400,001 Common Shares in our capital stock.  Raymond Wood, a director, was a director and significant shareholder of QMI Manufacturing and, as such, acquired 12,000,000 of the 20,400,001 Common Shares issued.  Raymond Wood’s spouse also acquired 4,000,000 Common Shares pursuant to the acquisition.

A loan agreement between QMI Seismic Inc. and Grand Peak Capital Corp. was entered into on August 11, 2010.  Navchand Jagpal previously served as Grand Peak Capital Corp. President and CEO and currently serves as a Director. This loan has since been repaid.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Attached hereto are our audited financial statements, consisting of balance sheets as at December 31, 2009 and statements of operations, comprehensive loss and deficit and statements of cash flows for the period from incorporation on October 16, 2009 to December 31, 2009, along with related notes and Auditor’s Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences.  Also attached our unaudited financial statements, consisting of balance sheets as at September 30, 2010 and statements of operations, comprehensive loss and deficit and statements of cash flows for the nine months ended September 30, 2010, along with related notes.

See Item 17 – “Financial Statements”.

Legal Proceedings

There are no material legal or arbitration proceedings to which we were a party or in respect of which our property is subject.  Our management has no knowledge of any legal proceedings in which we may be involved or that are contemplated by governmental authorities or otherwise.

Dividend Policy

No dividends have been paid on any class of our shares since the date of our incorporation and we are not contemplating that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

The following changes occurred subsequent to December 31, 2009:

•

We commenced trading on the CNSX effective April 29, 2010 and currently trade under the trading symbol “QSS”.

•

On April 5, 2010 we completed a $100,000 private placement of 2,000,000 units at a price of $0.05 per unit. Each unit consists of one Common Share and one Common Share purchase warrant, with each warrant entitling the holder to purchase, for a period of two years, one additional Common Share at an exercise price of $0.07.

•

On July 9, 2010 we completed a second $50,000 private placement of 1,000,000 units at a price of $0.05 per unit.  Each unit consists of one Common Share and one Common Share purchase warrant, with each warrant entitling the holder to purchase, for a period of two years, one additional Common Share at an exercise price of $0.07.

•

On July 29th, 2010 we acquired all of the issued and outstanding shares of QMI Tech in exchange for 20,400,001 Common Shares in our capital stock.  QMI Tech was a 100% owned subsidiary of QMI Manufacturing.  QMI Tech is a corporation duly incorporated and validly subsisting under the laws of the Province of British Columbia.  In June 2010, QMI Manufacturing transferred its tangible and intangible assets, as well as certain liabilities to QMI Tech.  In addition, the owner of QMI Manufacturing’s intellectual property assigned the right to exclusive use of the patents from QMI Manufacturing to QMI Tech.

•

Our company was recently registered as an Eligible Business Corporation (“EBC”) under the Province of British Columbia’s Ministry of Small Business, Technology and Economic Development’s Investment Capital Program.  Equity investments in EBC’s are eligible for tax credits, which provides incentives for individuals to invest in the growth of a company

An individual who is resident in British Columbia may claim up to $60,000 in tax credits in one year.  An individual investor also has the option of claiming a tax credit for the prior taxation year if the shares were purchased in the first 60 days of the year.  The amount claimed is applied toward payment of all income tax amounts due to Canada Revenue Agency with any excess refunded directly to the individual.

Registration under the program confirms that at the time of registration the small business qualifies as an EBC under section 28.2 and as an eligible investment pursuant to section 10 of the Small Business Venture Capital Act, and that the description of the business operations meet the “prescribed activity” requirements under Regulation 11.

A small business must meet several requirements to qualify as an EBC under the program.  These requirements include the following:

Corporation:	The EBC must be a corporation.
Activity:

The EBC must be substantially engaged in British Columbia in one or more of the five qualifying activities:

1.

Manufacturing, processing or exporting of value-added goods produced in British Columbia;

2.

Destination tourism;

3.

Research and development of proprietary technology;

4.

Development of interactive digital new media product; or

5.

Community diversification outside of the Lower Mainland and the capital region.

Annual Employment:	The EBC, together with any affiliates, cannot have more than 100 employees at the time of an initial investment by an investor under the program.
BC Presence:

The EBC must pay 75% of its wages and salaries to employees who regularly report to work at operations located in B.C.  This rule is relaxed to 50% for businesses primarily engaged in the export of goods or services outside B.C.  The EBC must also maintain a permanent establishment in British Columbia and must keep at least 80% of its assets in the province.

Minimum Equity Capital:	The EBC must have equity capital of at least $25,000 prior to registration.
Prohibited Use of Capital:

The funds invested in an EBC under the program must be used to finance its start-up, expansion or growth.  An EBC must not use, directly or indirectly, any funds raised under the program for prohibited purposes (such as lending, investment outside British Columbia, investment in land unless incidental or ancillary to business or payment of a debt).

•

On November 13th, 2010 Lucky Janda was appointed to our Board and as Chairman.

•

On November 25, 2010 QMI Seismic Inc. completed an oversubscribed Private Placement which raised $605,000 at a price of $0.20 per common share with an aggregate of 3,025,000 shares being issued.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

We have been trading on the CNSX under the trading symbol “QSS” since April 29, 2010.  CNSX is a stock market designed for trading the equity securities of emerging companies. On January 5, 2011, 44,008,373 Common Shares were outstanding.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our Common Shares trade on the CNSX under the trading symbol “QSS”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Our authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class B preferred shares without par value.  As of January 5, 2011, we had 44,008,373 Common Shares issued and outstanding and no Class B preferred shares issued and outstanding.

Pursuant to a Plan of Arrangement between our company and RTN, we acquired RTN’s interest in the exclusive license to distribute the Seismic Products in India in exchange for the issuance of 17,583,372 Common Shares to shareholders of RTN.

Pursuant to the Share Purchase Agreement we acquired from QMI Manufacturing all of the issued and outstanding shares of QMI Tech in exchange for 20,400,001 Common Shares in our capital stock.

In April 2010 we completed a private placement of 2,000,000 units at a price of $0.05 per unit, for gross proceeds of $100,000.  Each unit consisted of one Common Share and one Common Share purchase warrant, with each warrant being exercisable into one Common Share at a price of $0.07 per share, exercisable on or before April 5, 2012.

In July 2010 we completed a second private placement of 1,000,000 units at a price of $0.05 per unit, for gross proceeds of $50,000.  Each unit consisted of one Common Share and one Common Share purchase warrant, with each warrant being exercisable into one Common Share at a price of $0.07 per share, exercisable on or before July 9, 2012.

The following share purchase warrants are outstanding as of the date of this Registration Statement, with each warrant being exercisable into one Common Share:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.07	April 5, 2012
1,000,000	$0.07	July 9, 2012

We recently completed a private placement of 3,025,000 common shares at a price of $0.20 per share, to raise a total of $605,000.  The proceeds raised will be used for working capital and general operations.

We recently granted a total of 3,500,000 options to a non-related party in connection with a Consultancy Agreement whereby the consultants, Cronos Management Consultants Inc. are to provide public company corporate affairs management and attract key financial partners and investment.  The options have an exercise price of $0.20 with 2,100,000 options having an expiry date of November 18, 2015 (granted November 19, 2010) and 1,400,000 options having an expiry date of December 14, 2015 (granted December 14, 2010).

B.

Memorandum and Articles of Association

Securities Register

We maintain at Computershare Trust Company of Canada (“transfer agent”) a securities register in which we record the securities issued by us in registered form, showing with respect to each class or series of securities:

(a)

the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;

(b)

the number of securities held by each security holder; and

(c)

the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

Registration

We were incorporated in the Province of British Columbia effective October 16, 2009 pursuant to the British Columbia Business Corporations Act (the “Business Corporations Act”) by Certificate of Incorporation filed with the British Columbia Registrar of Companies under incorporation number BC0863961.  There are no restrictions on the type of business which may be carried out by us in our Notice of Articles and ByLaws and our objects and purposes are not set out in our Notice of Articles and ByLaws.

Powers of Directors

Approval and Voting

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which we have entered or propose to enter is:

-

liable to account to us for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

-

not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

-

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

Remuneration and Expenses

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.  If the directors so decide, the remuneration of the directors, if any, will be determined by the directors.  That remuneration may be in addition to any salary or other remuneration paid to any officer or employee as such, who is also a director.

Borrowing

If authorized by the directors, we may:

(a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that we consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation or any other person and at such discounts or premiums and on such other terms as we consider appropriate;

(c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of our present and future assets and undertaking.

Any bonds, debentures or other debt obligations may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at our general meetings, appointment of directors or otherwise and may by their terms be assignable free from any equities between us and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

Qualification

A director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

The Business Corporations Act states that

(1)

A person must not become or act as a director of a company unless that person is an individual who is qualified to do so.

(2)

An individual is not qualified to become or act as a director of a company if that individual is

(a)

under the age of 18 years,

(b)

found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs,

(c)

an undischarged bankrupt, or

(d)

convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless

(i)

the court orders otherwise,

(ii)

5 years have elapsed since the last to occur of

(A)

the expiration of the period set for suspension of the passing of sentence without a sentence having been passed,

(B)

the imposition of a fine,

(C)

the conclusion of the term of any imprisonment, and

(D)

the conclusion of the term of any probation imposed, or

(iii)

a pardon was granted or issued under the Criminal Records Act (Canada).

(3)

A director who ceases to be qualified to act as a director of a company must promptly resign.

Description of Securities

There are no limitations on the rights to own securities of our company, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities.

We do not believe that the laws applicable to our company’s securities are significantly different from that provided under the corporation law statutes in most U.S. jurisdictions.

Common Shares

We are authorized to issue an unlimited number of Common Shares without par value of which, as at January 5, 2011, 44,008,373 Common Shares are issued and outstanding as fully paid and non-assessable.  We are also authorized to issue an unlimited number of Class B preferred shares without par value (“Class B Shares”), of which nil are issued as at January 5, 2011.  At January 5, 2011 there were (i) 2,000,000 share purchase warrants outstanding, each warrant being exercisable to purchase one additional Common Share in our capital at a price of $0.07 per share until April 5, 2012; and (ii) 1,000,000 share purchase warrants outstanding, each warrant being exercisable to purchase one additional Common Share in our capital at a price of $0.07 per share until July 9, 2012.  At January 5, 2011 there were 2,100,000 options granted on November 19, 2010, exercisable at $0.20, with an expiry date of November 19, 2015 and 1,400,000 options granted on December 14, 2010 exercisable at $0.20 with an expiry date of December 14, 2015.

The holders of the Common Shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.  The holders of Class B Shares are not entitled to receive notice, to attend or to vote at any general meeting of shareholders, provided the holders of Class B Shares are entitled to notice of meetings to authorize the dissolution or sale of our company.

Class B Shares

The Class B Shares may be issued from time to time in one or more series.  The directors may by resolution determine the maximum number of any series of Class B shares that may be issued or determine that there is no maximum or alter any such determination.  The directors may also alter the Articles to attach special rights and restrictions to any series of Class B Shares, including the amount, rate, method or type of dividends, whether the shares are redeemable or purchasable and to determine the price and terms, and any conversion, exchange or reclassification rights.

The holders of Class B Shares as a class shall, in preference to the holders of the Common Shares, be entitled to receive dividends and shall be entitled to such other preference over the holders of the Common Shares and the shares of any other class ranking junior to the Class B Shares.

Unless specifically subordinated in priority by the special rights and restrictions attached to any particular series of Class B Shares, the holders of the Class B Shares as a class shall be entitled, on the distribution of our assets on the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, or on any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, to receive in priority before any distribution shall be made to holders of the Common Shares or any other shares of our company ranking junior to the Class B Shares with respect to repayment of capital, the amount paid up with respect to each Class B Share held by each of them respectively, together with the premium (if any) payable respectively on redemption of each such series of Class B Shares and all accrued and unpaid dividends (if any) which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution.

If Class B Shares are issued in more than one series with identical preferred, deferred or other special rights, privileges, restrictions, conditions and designations attached thereto, all such series of Class B Shares shall participate equally and proportionately without discrimination or preference as if all such series of Class B Shares had been issued simultaneously and all such series of Class B Shares may be designated as one series.

If alterations, determinations or authorizations are to be made in relation to a series of Class B Shares of which there are issued shares, those alterations, determinations and authorizations must be made by ordinary resolution.

No dividends will be paid on any class of shares nor will shares be redeemed if such act would result in our company having insufficient net assets to redeem the Class B Shares, if applicable.

Annual and Extraordinary General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act (British Columbia), we must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual meeting at such time and place as may be determined by the directors.  Annual general meetings are called and scheduled upon decision by our board of directors.  The directors may convene an extraordinary general meeting of the shareholders.  The holders of not less than 5% of our issued shares may requisition an extraordinary meeting of the shareholders.  All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Notice of Meetings

We must send notice of the date, time and location of any meeting of shareholders, in the manner provided in our ByLaws, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to our auditor, unless our ByLaws otherwise provide, at least the following number of days before the meeting:

(a)

if and for so long as we are a public company, 21 days;

(b)

otherwise, 10 days.

Differences in Law

The law applicable to our company described above is not significantly different from that in the host country.

C.

Material Contracts

During the period from incorporation on October 16, 2009 to December 31, 2009 and subsequent to that date we entered into the following material contracts:

1.

Arrangement Agreement dated November 2, 2009 with RTN Stealth Software Inc., our former parent company, whereby we acquired RTN’s interest in the Distribution Agreement in exchange for the issuance of 17,583,372 Common Shares to the shareholders of RTN;

2.

Distribution Agreement dated September 28, 2009, between QMI Manufacturing Inc. and RTN whereby RTN was granted exclusive rights to distribute the Seismic Products in India;

3.

Amendment to the Distribution Agreement dated March 26, 2010, with QMI Manufacturing Inc. whereby the exclusive rights to the license to distribute the Seismic Products in India were assigned to us, which agreement has now been superseded by the Share Purchase Agreement;

4.

Share Purchase Agreement whereby we acquired from QMI Manufacturing all of the issued and outstanding shares of QMI Tech in exchange for 20,400,001 Common Shares in our capital stock.

5.

Property Lease dated September 3, 2010 whereby we agreed to lease the property located at #202, 11 Burbridge Street, Coquitlam, British Columbia, for a term of three years, commencing October 1, 2010.

6.

Loan Agreement with TNB Enterprises Ltd. dated July 2, 2010, whereby we were provided with a $200,000 loan, which loan has no specific terms of repayment and is payable on demand.

7.

Loan Agreement with Grand Peak Capital Corp. dated August 11, 2010, whereby we were provided with a $200,000 loan.   This loan has been repaid.

8.

Consulting Agreement dated November 18, 2010 with Cronos Management Consultants Inc. (“Cronos”), of Vancouver, British Columbia, pursuant to which we agreed to engage Cronos for a period of one year to manage our public company corporate affairs and assist in attracting investment and finding strategic financial partners.  We agreed to grant Cronos an incentive stock option to purchase up to 2,100,000 Common Shares at a price of $0.20 per share, which options expire five years from the date of grant and are in accordance with the rules and policies of the CNSX and applicable Canadian securities laws.

9.

Amendment to the Consulting Agreement dated November 18, 2010, with Cronos Management Consultants Inc Inc. whereby a renegotiation with Cronos resulted in an amendment in the expected services, functions and activities of the consultants.  As consideration for the resulting increase in costs an additional 1,400,000 options were granted.

Copies of the material contract may be inspected at our office at 1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4, during normal business hours.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common stock.  See “Taxation” below.

The Investment Canada Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, must divest himself of control of the business that is the subject of the investment.

E.

Taxation

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to a holder of one or more Common Shares (a “Holder”) who for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with our company and is restricted to such circumstances.

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Common Shares who, for purposes of the Canadian Tax Act and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the “Convention”) and at all relevant times, is resident in the United States and was not and is not resident in Canada, deals at arm’s length and is not affiliated with our company, holds the Common Shares as capital property, does not use or hold and is not deemed to use or hold the Common Shares in or in the course of carrying on business in Canada and is not a non-resident insurer and who otherwise qualifies for the full benefit of the Convention (a “United States Holder”).

This summary is based on the current provisions of the Convention, the Canadian Tax Act and the regulations thereunder, and specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and our understanding of the administrative practices published in writing by the Canada Revenue Agency prior to the date hereof.  On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the Convention (the “Protocol”) which includes amendments to many of the provisions of the Convention, including significant amendments to the limitation on benefits provision and treatment of fiscally transparent entities such as some United States limited liability companies.  The Protocol was ratified by the United States government in December 2008 (it was ratified by the Canadian government in 2007) and came into force in 2010.  United States Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the Convention based on their particular circumstances.

This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

For the purposes of the Canadian Tax Act, the Canadian tax results of a United States Holder are to be determined using Canadian currency based on the relevant exchange rate applicable thereto.

Prospective purchasers and holders of Common Shares should consult their own tax advisors with respect to their individual circumstances.

Dividends

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends.  Pursuant to the Convention, the withholding tax rate on the gross amount of dividends paid to United States Holders may be reduced to 15% or, in the case of a United States Holder that is a U.S. corporation which beneficially owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends.

Under the Convention, dividends paid to certain religious, scientific, charitable and other similar tax-exempt organizations and certain organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian non-resident withholding tax, including any withholding tax levied in respect of dividends received on the Company Shares.

Disposition of Common Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Common Shares, unless such shares are “taxable Canadian property” within the meaning of the

Canadian Tax Act and no relief is afforded under the Convention.  Generally, the Common Shares would be taxable Canadian property of a United States Holder if at any time during the sixty month period immediately preceding a disposition by the United States Holder of such shares, not less than 25% of the issued shares of any class or series of a class of shares of our company belonged to the United States Holder, to persons with whom the United States Holder did not deal at arm’s length (within the meaning of the Canadian Tax Act), or to the United States Holder and persons with whom the non-resident did not deal at arm’s length (within the meaning of the Canadian Tax Act).  Even if the Common Shares are “taxable Canadian property” under the Canada Tax Act, under the Convention, a capital gain realized by a United States Holder will not be subject to Canadian tax unless the value of the Common Shares is derived principally from real property (as defined in the Convention) situated in Canada.  We do not believe the value of our Common Shares is derived principally from real property situated in Canada.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Each U.S. Holder is encouraged to consult his own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary. Or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Registration Statement.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their Common Shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns Common Shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire Common Shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their Common Shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Corporation to U.S. Holders

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares issued by us are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits.  To the extent that distributions from us exceed our current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by us may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend may be Eligible for Reduced Tax Rate.  For taxable years beginning after September 30, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that we would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if we are not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC, Foreign Personal Holding Company (defined below), or a Foreign Investment Company (defined below) for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by us generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by us may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from us (unless we qualify as a “Foreign Personal Holding Company” or a “PFIC” as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by us should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the QEF election discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.  U.S. Holders of shares issued by us should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by us to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by us equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.

The Corporation may be a Passive Foreign Investment Company

General Discussion.  We may be classified as a passive foreign investment company (“PFIC”) from time to time for U.S. federal income tax purposes.  A non-U.S. corporation is classified as a PFIC whenever it satisfies either the asset test or the income test. This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by us.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by us while we are a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Common Shares and all excess distributions on his Common Shares over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by us, then we will continue to be treated as a PFIC with respect to such Common Shares, even if we cease meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election.  U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “market-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our Common Shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of our Common Shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such Common Shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election.  A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by us will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if we qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our earnings and profits as of the qualification date.  The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to our company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC.  Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our shares.  Therefore, if such U.S. Holder reacquires an interest in our company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  We have not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.  Therefore, U.S. Holders of our Common Shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules.  Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the Common Shares are transferred.

Certain special, generally adverse, rules will apply with respect to shares issued by us while we are a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by us may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by us will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of our voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by us under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of Common Shares issued by us should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by us.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by us, or proceeds from the sale of, such Common Shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our shares.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Foreign Personal Holding Company.  If at any time during a taxable year (a) more than 50% of the total voting power or the total value of outstanding shares issued by us is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of our gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), we may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of our Common Shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent we do not actually distribute such income.

We do not believe that we currently qualify as a FPHC.  However, there can be no assurance that we will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company.  If (a) 50% or more of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, we may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our Common Shares to be treated as ordinary income rather than capital gain.

We do not believe that we currently qualify as a FIC.  However, there can be no assurance that we will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation.  If more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (each a “10% Shareholder”), we could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of our company as a CFC would affect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of our “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of our earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of our Common Shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of our earnings and profits attributable to the Common Shares sold or exchanged.

If we are classified as both a PFIC and a CFC, we generally will not be treated as a PFIC with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

We do not believe that we currently qualify as a CFC.  However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

The FPHC, FIC and CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the FPHC, FIC and CFC rules and how these rules may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

The holders of Class B Shares shall, in preference to the holder of the Common Shares, be entitled to receive dividends.  We have not declared any dividends on our Class B Shares or our Common Shares, nor do we anticipate that we will do so in the foreseeable future.   The laws of our jurisdiction of incorporation do not restrict our ability to declare dividends, however our present policy is to retain future earnings for use in our operations and the expansion of our business.  Neither our transfer agent, Computershare Investor Services Inc., nor any other financial institutions have been nominated to be potential paying agents for dividends in the United States or in Canada as such appointment is not necessary until dividends are to be paid out.

G.

Statements by Experts

Our auditors for our financial statements for the year ended December 31, 2009 were ACAL Group, Chartered Accountants, of Suite 1850, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, Canada.   Their audit report for the period from incorporation on October 16, 2009 to December 31, 2009 is included with the related financial statements in this Form 20-F Registration Statement with their consent.

H.

Documents on Display

We have filed with the Securities and Exchange Commission this Registration Statement on Form 20-F, including exhibits, under the Securities and Exchange Act with respect to our Common Shares.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549, at prescribed rates.  Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividends arrearages or delinquencies.

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to our Common Shares.

ITEM 15.

CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.

CODE OF ETHICS

Not applicable.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of shares or any other units of any class of our equity securities have been made by or on our behalf or any affiliated purchaser.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are no material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 10 to the financial statements for the period from incorporation on October 16, 2009 to December 31, 2009.

Audited Financial Statements

December 31, 2009

Auditors’ Report dated March 25, 2010

Balance Sheet as at December 31, 2009

Statement of Operations, Comprehensive Loss and Deficit for the period from October 16, 2009 to December 31, 2009

Statement of Shareholders’ Deficiency

Statement of Cash Flows for the period from October 16, 2009 to December 31, 2009

Notes to Financial Statements for the period from October 16, 2009 to December 31, 2009

Unaudited Financial Statements

September 30, 2010

Balance Sheet as at September 30, 2010

Statement of Operations, Comprehensive Loss and Deficit for the nine months ended September 30, 2010

Statement of Cash Flows for the nine months ended September 30, 2010

Notes to Financial Statements for the nine months ended September 30, 2010

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

EXHIBIT INDEX

Exhibit	Description
1.1	Certificate of Incorporation dated October 16, 2009
1.2	By-Laws
4.1	Arrangement Agreement dated November 2, 2009 with RTN

Exhibit	Description
4.2	Distribution Agreement dated September 28, 2009 between RTN Stealth Software Inc. (formerly Arris Resources Inc.) and QMI Manufacturing
4.3	Amendment to Distribution Agreement dated March 26, 2010 between RTN and QMI Manufacturing.
4.4	Stock Option Plan
4.5	Sample Private Placement Subscription Agreement
4.6	Share Acquisition Agreement dated July 28, 2010 among QMI Manufacturing Inc., QMI Technologies Inc., QMI Seismic Inc. and Raymond Wood.
4.7	Employment Term Sheets for Raymond Wood, Nicola Farrell and Michael Hanrahan
4.8	Property lease dated September 3, 2010 between Mason Investments Ltd., as Landlord, and QMI Technologies Inc., as Tenant
4.9	Exclusive Field-of-Use Patent and Technology Agreement dated September 21, 2007 between QMI Manufacturing Inc. and Draka Elevator Products, Inc.
4.10	Loan Agreement dated July 2, 2010 with TNB Enterprises Ltd.
4.11	Loan Agreement dated August 11, 2010 with Grand Peak Capital Corp.
4.12	Consulting Agreement dated November 18, 2010 with Cronos Management Consultants Inc.
15.1	Consent of Auditor, ACAL Group, Chartered Accountants, dated January 5, 2011

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QMI SEISMIC INC.

By:     /s/   Navchand Jagpal

Navchand Jagpal

President and Chief Executive Officer

DATED:  January 5, 2011

EXHIBIT INDEX

Exhibit	Description
1.1	Certificate of Incorporation dated October 16, 2009
1.2	By-Laws
4.1	Arrangement Agreement dated November 2, 2009 with RTN
4.2	Distribution Agreement dated September 28, 2009 between RTN Stealth Software Inc. (formerly Arris Resources Inc.) and QMI Manufacturing
4.3	Amendment to Distribution Agreement dated March 26, 2010 between RTN and QMI Manufacturing.
4.4	Stock Option Plan
4.5	Sample Private Placement Subscription Agreement
4.6	Share Acquisition Agreement dated July 28, 2010 among QMI Manufacturing Inc., QMI Technologies Inc., QMI Seismic Inc., and Raymond Wood
4.7	Employment Term Sheets for Raymond Wood, Nicola Farrell and Michael Hanrahan
4.8	Property lease dated September 3, 2010 between Mason Investments Ltd., as Landlord, and QMI Technologies Inc., as Tenant
4,9	Exclusive Field-of-Use Patent and Technology Agreement dated September 21, 2007 between QMI Manufacturing Inc. and Draka Elevator Products, Inc.
4.10	Loan Agreement dated July 2, 2010 with TNB Enterprises Ltd.
4.11	Loan Agreement dated August 11, 2010 with Grand Peak Capital Corp.
4.12	Consulting Agreement dated November 18, 2010 with Cronos Management Consultants Inc.
15.1	Consent of Auditor, ACAL Group, Chartered Accountants, dated January 5, 2011

QMI SEISMIC INC.

Financial Statements

For the period from incorporation on October 16 2009 to December 31, 2009

SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

ACAL GROUP

T: 604.683.3850

F: 604.688.8479

CHARTERED ACCOUNTANTS

PCAOB & CPAB REGISTRANT

AUDITORS’ REPORT

To:

the Directors of

QMI Seismic Inc.

We have audited the balance sheet of QMI Seismic Inc. as at December 31, 2009 and the statements of operations, comprehensive loss and deficit, shareholders’ deficiency and cash flows for the period from incorporation on October 16, 2009 to December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and cash flows for the period from incorporation on October 16, 2009 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

 Signed “ACAL GROUP”

Chartered Accountants

Vancouver, British Columbia

March 25, 2010

AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audit in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated March 25, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

 Signed “ACAL GROUP”

Chartered Accountants

Vancouver, British Columbia

March 25, 2010

QMI SEISMIC INC. Balance Sheet As at December 31, 2009

Assets
Current Assets:
Cash	$1
Total Assets	$1

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities	$4,000
4,000

Shareholders’ equity:
Capital stock (Note 3)	1
Deficit	(4,000)
(3,999)
Total Liabilities and Shareholders’ Equity	$1

Nature and Continuance of Operations (Note 1)

Commitments (Note 7)

Subsequent Events (Note 9)

On behalf of the Board:

“Sandeep Poonia”	“Navchand Jagpal”
Sandeep Poonia - Director	Navchand Jagpal - Director

The accompanying notes are an integral part of these Financial Statements

QMI SEISMIC INC. Statement of Statement of Operations, Comprehensive Loss and Deficit For the period from incorporation on October 16, 2009 to December 31, 2009

From Incorporation on October 16, 2009 to December 31, 2009

Expenses
Professional fees	$4,000
Loss and comprehensive loss for the period	(4,000)

Deficit, beginning of the period	$-
Deficit, end of the period	$(4,000)
Basic and diluted loss per common share	$(4,000)
Weighted average number of common shares outstanding	1

The accompanying notes are an integral part of these Financial Statements

F-4

QMI SEISMIC INC. Statement of Shareholders Deficiency For the period from incorporation on October 16, 2009 to December 31, 2009 Expressed in Canadian Dollars except for number of shares

	Number of			Accumulated		Total
	Outstanding	Share	Contributed	Comprehensive		Shareholders'
	Shares	Capital	Surplus	Income	Deficit	Deficiency
		$	$	$	$	$
Incorporation on October 16, 2009	1	1	–	–	–	1
Net loss for the period from October 16, 2009 to the year ended December 31, 2009		–	–	–	(4,000)	(4,000)
Other comprehensive income (loss)		–	–	–	–	–
Balance, December 31, 2009	1	1	–	–	(4,000)	(3,999)

The accompanying notes are an integral part of these Financial Statements

QMI SEISMIC INC. Statement of Cash Flows For the period from incorporation on October 16, 2009 to December 31, 2009

From Incorporation on October 16, 2009 to December 31, 2009

Cash (used in) /provided by:
Operating Activities:
Loss for the period	$(4,000)
Changes in non-cash working capital items
Accounts payable and accrued liabilities	4,000
-

Financing Activity:
Capital stock issued	1

Change in cash	1

Cash, beginning of period	-
Cash, end of period	$1

Cash paid during the period for interest expense	$-
Cash paid during the period for income taxes	$-

The accompanying notes are an integral part of these Financial Statements

1.

NATURE AND CONTINUANCE OF OPERATIONS

QMI Seismic Inc. (the “Company”) was incorporated on October 16, 2009 and, pursuant to a Plan of Arrangement between the Company and Arris Resources Inc. (“Arris”) dated November 2, 2009, it will acquire the Distribution Agreement as part of the Arrangement, and will commence operations as a seismic sensor distribution company for all India. On December 21, 2009 Arris Resources Inc. changed its name to RTN Stealth Software Inc. (“RTN”). As consideration for this asset, the Company will issue 17,583,372 common shares to RTN, which will then be distributed to the current shareholders of RTN pro-rata based on their relative shareholdings of RTN.  At December 31, 2009, the Company was still a wholly-owned subsidiary of RTN although court approval and shareholders’ approval were given for the Company to be spun off from RTN. On January 5, 2010, the Company was spun off from RTN and was no longer a wholly-owned subsidiary of RTN. The Company’s principal business following the Arrangement will be the development of the Distribution Agreement and it may also acquire additional distribution agreements.  Accordingly, the Company’s financial success may be dependent upon the extent to which it can develop the distribution agreement and the economic viability of developing any such additional agreements.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  The Company intends to commence an in-house feasibility study regarding the development of the Distribution Agreement. The feasibility study will consider the distributor’s duties and obligations and how to best achieve them.   The Company is a start-up distribution company and therefore has no regular source of income, other than interest income it may earn on funds invested in short–term deposits. As a result, its ability to conduct operations, including the development of the Distribution Agreement or the evaluation and acquisition of additional distribution agreements, is based on its current cash and its ability to raise funds, primarily from equity sources, and there can be no assurance that the Company will be able to do so. Thus, the Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in business.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods.  Actual results could differ from these estimates.

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

c.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  Basic loss per share is calculated using the weighted-average number of shares outstanding during the period.

d.

Financial instruments

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified its cash as held-for-trading and receivables as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

e.

New accounting pronouncements adopted

On January 20, 2009, the CICA issued Emerging Issues Committee Abstract 173, ‘Credit Risk and the Fair Value of Financial Assets and Financial Liabilities’ (“EIC 173”), to apply without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements. EIC 173 requires the Company to consider the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. For entities that do not apply Section 3855, Financial Instruments, may defer application of this EIC 173 to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2010. The Company adopted EIC 173 from inception of incorporation, which in management’s opinion does not have a material impact on the Company’s financial position or operation.

Goodwill and intangible assets

The Accounting Standards Board (“AcSB”) issued CICA Handbook Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company adopted these sections from inception of incorporation, which in management’s opinion does not have a material impact on the Company’s financial position or operation.

Financial instruments

The Canadian Accounting Standards Board (“AcSB”) issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extend of risks arising from financial instruments which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. The Company adopted these standards from inception of incorporation and has included the required disclosure in note 5 of these financial statements.

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

e.

New accounting pronouncements adopted (continued)

Financial instruments (continued)

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance statements users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of elected interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The Company adopted these standards from inception of incorporation and the adoption of this policy has no significant impact to the Company’s financial statements.

Capital disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity’s capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company’s capital management strategy has been included in note 4.

Going-concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern. The Company adopted this standard from inception of operation. Refer to note 1 to these financial statements for disclosure relating to this section.

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

f.

Future accounting changes

i. Business combinations, Section 1582:

This Section, which replaces the former Business Combinations, Section 1581, establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier application is permitted, in which case an entity would also early adopt Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests.  This Section will not impact the Company as it presently operates, however the Section will be effective if the Company undertakes a business combination in the future.

ii. Consolidated financial statements, Section 1601:

This Section, which, together with new Section 1602, replaces the former Consolidated Financial Statements, Section 1600, establishes standards for the preparation of consolidated financial statements.

The Section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt Section 1582, Business Combinations and Section 1602, Non-Controlling Interests. This Section will not impact the Company as it presently operates, however the Section will be effective if the Company undertakes a business combination in the future.

iii. Non-controlling interests:

This new Section establishes standards for accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements”.

This Section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted, in which case an entity would also early adopt Section 1582, Business Combinations and Section 1601, Consolidated Financial Statements. This Section will not impact the Company as it presently operates, however the Section will be effective if the Company undertakes a business combination in the future.

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

f.

Future accounting changes (continued)

iv. International financial reporting standards:

The Canadian Accounting Standards Board (“AcSB”) in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a five-year transitional period.

In February 2008, the CICA Accounting Standards Board confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises, effective for the interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations.  The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS on its financial statements.  The Company has not completed development of its IFRS changeover plan, which will include project structure governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 (“First Time Adoption of IFRS”) exemptions. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

g.

Impairment of long-lived assets

Equipment and other long-lived assets are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Impairment is assessed by comparing the carrying amount of an asset to be held and used with the sum of undiscounted cash flows expected from its use and disposal.  If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis.  Any impairment results in a write-down of the asset and a charge to operations during the year.

3.

CAPITAL STOCK

a.

Authorized:

unlimited common shares without par value

unlimited preferred shares without par value

b.

Issued and Outstanding:

	Number of Shares	Amount
Common share issued on incorporation	1	$1
Balance as at December 31, 2009	1	$1

c.

Stock Options:

In pursuant to resolutions for a special meeting together with RTN Stealth Software Inc. (formerly called Arris Resources Inc.) on December 8, 2009, the Company received shareholders’ approval to adopt an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with CNSX requirements, grant to directors, officers, employees, management companies  and  consultants to the Company, non-transferable options to purchase common shares.  Included in the Option Plan are provisions that provide that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company.  At the discretion of the Board of Directors of the Company, options granted under the Option Plan can have a maximum exercise term of 5 years from the date of grant.  Vesting terms will be determined at the time of grant by the Board of Directors.

As at and during the period ended December 31, 2009, no options were granted or outstanding.

4.

CAPITAL DISCLOSURES

The Company’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company considers the items included in shareholders’ equity, debt financing and cash as capital.  The Company manages the capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debentures, sell assets to settle liabilities or return capital to its shareholders. Cash will consist of cash at a major Canadian chartered bank and is insured by the Canadian Deposit Insurance Corporation (CDIC).  The Company is not subject to any capital requirements imposed by a regulator.

5.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and accrued liabilities; the fair values of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Strategic and operational risks are risks that arise if the Company fails to develop the distribution agreement and the economic viability of developing any such additional agreements and/or to raise sufficient equity and/or debt financing in financing the development of such agreements.  These strategic opportunities or threats arise from a range of factors which might include changing economic and political circumstances and regulatory approvals and competitor actions.  The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to discharge an obligation. The Company is subject to normal industry credit risks. The Company’s other receivable balance may consist of amounts outstanding on Input Tax Credits from Canada Revenue Agency. Therefore, the Company believes that there is minimal exposure to credit risk.

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.  The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2009, the Company had a cash balance of $1 to settle current liabilities of $4,000.  The Company also intends to complete a private placement for total gross proceeds of $100,000 prior to its listing on CNSX. The Company will use the funds from this private placement for general and administrative expenses and for working capital purposes.  All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Interest risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market risk.  The Company’s sensitivity to interest rates is currently immaterial.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds no financial instruments that are denominated in a currency other than Canadian dollar.  Cash and accrued liabilities are denominated in Canadian currency.  Therefore, the Company’s exposure to currency risk is minimal.

6.

INCOME TAXES

As at December 31, 2009, the Company has income tax loss carry forwards of approximately $4,000 to reduce future federal and provincial taxable income, which expire in 2029. Future tax benefits which may arise as a result of these non-capital losses have not been recognized in these financial statements and have been offset by a valuation allowance due to the uncertainty of their realization.

A reconciliation of income taxes at statutory rates is as follows:

2009

Loss for the period	$(4,000)
Expected income tax recovery at statutory rates of 30%	(1,200)
Increase in valuation allowance	1,200
$-

       The components of future income tax assets are as follows:

2009
Future income tax assets
Non-capital losses carried forward and others	$1,200
Less: Valuation allowance	(1,200)
Net future income tax assets	$-

7.

COMMITMENTS

Distribution Agreement

In October 2009, RTN Stealth Software Inc. (“RTN”) (formerly called Arris Resources Inc.), the parent company, entered into an exclusive agreement (the "Distribution Agreement") with a British Columbia private company to distribute its seismic sensors in India. The Distribution Agreement allows RTN to distribute three types of products: Seismic Sensor 2700, RF Quake and Watch Dog.  Initial sales projections are 1,000 each of three products in year one, 2,000 each of three products in year two and 3,000 each of three products in year three, with 100% mark-up on the FOB wholesale price.

Plan of Arrangement

The Company entered into an Arrangement Agreement with RTN Stealth Software Inc. (“RTN”) (formerly called Arris Resources Inc.), the parent company, dated November 2, 2009 to proceed with a corporate restructuring by way of statutory plan to transfer all of RTN’s interest in the above mentioned Distribution Agreement to distribute seismic sensor products for all India in exchange for 17,583,372 common shares of the Company.  As part of the Arrangement Agreement, all Share Commitments issued by RTN and outstanding as of date of closing would entitle the holders to receive one common share of RTN

7.

COMMITMENTS (continued)

Plan of Arrangement (continued)

and one common share of the Company upon exercise of these commitments by the holders. In return, the Company shall entitle to receive its portion of exercise price based on the percentage of fair market value of assets transferred out of fair market value of all of assets of RTN prior to completion of the Arrangement.

As at December 31, 2009, RTN had no stock options outstanding that would be considered as Share Commitments of RTN on completion date. The Arrangement Agreement was registered with the Supreme Court of British Columbia with No. S-098237 on December 11, 2009 and the Company’s application for a Final Order of the Plan of Arrangement was approved pursuant to section 291 (4) of the BCBCA.

8.

RELATED PARTY TRANSACTIONS

a)

The Plan of Arrangement envisions the transfer of an Exclusive Agreement to distribute seismic sensors from their ownership by RTN to ownership by the Company, as a wholly-owned subsidiary, and the immediate distribution of a controlling interest in the common shares of the Company to the current shareholders of RTN. The shareholders of RTN at the time of the Arrangement will continue to collectively own the Distribution Agreement, albeit through an altered corporate structure.  Consequently, given that there will be no substantive change in the beneficial ownership of the Distribution Agreement at the time that they are vended to the Company, the transfer must be recorded under Canadian generally accepted accounting principles using the historical carrying values of the Agreement in the accounts of RTN.

9.

SUBSEQUENT EVENTS

a.

The Company has already had the Distribution Agreement being transferred to the Company from RTN on December 9, 2009 and is in process of applying for its common shares being listed for trading on the Canadian National Stock Exchange (“CNSX”).

b.

The Company intends to complete a private placement and issued a total of 2,000,000 units at a price of $0.05 per unit for gross proceeds of $100,000. Each unit consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of $0.07.

10.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company’s financial statements have been prepared in accordance with Canadian GAAP. There are no material variations in the accounting principles, practices and methods used in preparing theses financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”).

10.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

a)

Recent Accounting Pronouncements:

In May 2009, the FASB announced the issuance of FASB ASC 855, “Subsequent Events”, formerly referenced as SFAS No. 165, Subsequent Events.  FASB ASC 855 should not result in significant changes in the subsequent events that an entity reports.  Rather, FASB ASC 855 introduces the concept of financial statements being available to be issued.  Financial statements are considered available to be issued when they complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained.  The Company has already adopted this policy and its full disclosure is included in Note 9 with subsequent events evaluated till March 25, 2010.

b)

A reconciliation of financial statement line items presented under Canadian and US GAAP is summarized as follows:

Date of Incorporation (October 16, 2009) to December 31, 2009
$ CDN
Revenues
Canadian GAAP	-
U.S. GAAP	-

Total Assets
Canadian GAAP	1
U.S. GAAP	1

Net Assets
Canadian GAAP	1
U.S. GAAP	1

Deficit
Canadian GAAP	(4,000)
U.S. GAAP	(4,000)

Net Loss
Canadian GAAP	(4,000)
U.S. GAAP	(4,000)

Share capital
Canadian GAAP	1
U.S. GAAP	1

10.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Loss Per Share
Canadian GAAP	(4,000)
U.S. GAAP	(4,000)

Cash used in operating activities
Canadian GAAP	(4,000)
U.S. GAAP	(4,000)

Cash provided by Investing activities
Canadian GAAP	1
U.S. GAAP	1

QMI SEISMIC INC.

Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2010

(Unaudited - Prepared by management)

Expressed in Canadian dollars

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim consolidated financial statements for the three and nine months ended September 30, 2010.

QMI SEISMIC INC.

Consolidated Balance Sheets

(Unaudited - Expressed in Canadian Dollars)

	September 30	December 31
	2010	2009
	(unaudited)
Assets

Current assets
Cash	23,844	1
Accounts receivable	3,937	–
Inventory (Note 5)	120,312	–
Prepaid expense	2,897	–
Amount due from related party (Note 10a)	124,973	–
HST receivables	9,161	–
	285,124	1
Properties, plant, and equipment (Note 6)	173,133	–
Investment in GWS	5,731	–
Intangible assets (Note 7)	2,349,888	–
Goodwill (Note 3)	73,920	–
Total Assets	2,887,796	1

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	61,145	4,000
Customer deposits	47,381	–
Amount due to related party (Note 10b)	200,000	–
	308,526	4,000
Long term loan (Note 8)	200,000	–
Amount due to related parties (Note 10c)	1,376,399	–
	1,884,925	4,000
Shareholders' equity
Share capital (Note 4b)	1,170,001	1
Subscription received (4e)	46,200	–
Deficit	(213,330)	(4,000)
	1,002,871	(3,999)
Total Liabilities and Shareholders' equity	2,887,796	1

Nature and continuance of operation (Note 1)

See accompanying notes to financial statements

Approved on behalf of the Board of Directors

"Navchand Jagpal"

"Lucky Janda "

Director

Director

QMI SEISMIC INC.

Consolidated Statement of Operations and Comprehensive Income

(Expressed in Canadian Dollars)

(Unaudited)

	September 30		September 30
	2010	2009	2010	2009

Revenue	4,909	–	4,909	–
Cost of goods sold	19,455	–	19,455	–
Gross profit (loss)	(14,546)	–	(14,546)	–

Operating expenses
Advertisement	$ 2,774	$ --	$ 2,774	$ --
Consulting	47,352	–	51,802	–
Interest and bank charges	1,821	–	2,044	–
Insurance	8,525	–	8,525	–
Office and administration	21,050	–	21,600	–
Occupancy expenses	11,470	–	15,470	–
Professional fees	17,844	–	20,205	–
Research and development	7,109	–	7,109	–
Salaries and wages	33,630	–	33,630	–
Trust and filing fees	3,428	–	30,126	–
Loss before the following:	(169,549)	–	(207,831)	–
Foreign exchange loss	(1,499)	–	(1,499)	–
Income and comprehensive income for the period	$ (171,048)	$ --	$ (209,330)	$ --
Loss per share, basic & diluted	$ (0.01)	$ --	$ (0.01)	$ --
Weighted average number of common shares outstanding	26,279,547	–	23,090,636	–

QMI SEISMIC INC.

Consolidated Statement of Shareholders' Equity

Expressed in Canadian Dollars except for number of shares

(Unaudited)

	Number of				Accumulated		Total
	Outstanding	Share	Subscription	Contributed	Comprehensive		Shareholders'
	Shares	Capital	received	Surplus	Income	Deficit	Equity
		$	$	$	$	$	$
Incorporation on October 16, 2009	1	1	-	-	-	-	1
Loss for the period from October 16, 2009 to December 31, 2009	–	–	–	–	–	(4,000)	(4,000)
Other comprehensive income (loss)	–	–	–	–	–	–	(4,000)
Balance, December 31, 2009	1	1	-	-	-	(4,000)	(3,999)
Share cancellation	(1)	(1)	–	–	–	–	(1)
Share issuance - plan of arrangement (Note 10d)	17,583,372	1	-	-	-	-	1
Share issuance - May 2010 private placement (Note 4d)	2,000,000	100,000	-	-	-	-	100,000
Share issuance - July 2010 private placement (Note 4d)	1,000,000	50,000	-	-	-	-	50,000
Share issuance - acquisition of business (Note3)	20,400,001	1,020,000	-	-	-	-	1,020,000
Subscription received - August private placement (Note 4e)	–	–	46,200	–	–	–	46,200
Loss for the period	–	–	–	–	–	(209,330)	(209,330)
Other comprehensive income (loss)	–	–	–	–	–	–	–
Balance, September 30, 2010	40,983,373	1,170,001	46,200	-	-	(213,330)	1,002,871

QMI SEISMIC INC.

Consolidated Statement of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Cash provided by (used for)
Operating activities
Loss for the period	(171,048)	–	(209,330)	–
Changes in non-cash working capital
Accounts receivable	(3,937)	–	(3,937)	–
HST receivable	(5,323)	–	(7,314)	–
Inventory	(28,016)	–	(28,016)	–
Prepaid expenses	(2,000)	–	(2,897)	–
Accounts payable and accrued liabilities	42,010	–	46,154	–
Cash used for operating activities	(168,314)	–	(205,340)	–

Investing activities
Purchase of properties, plant, and equipment	(687)	–	(687)	–
Investment in GWS	(5,731)	–	(5,731)	–
Acquisition of business (Note 3)	(20,000)	–	(20,000)	–
Cash generated from investing activities	(26,418)	–	(26,418)	–

Financing activities
Capital stock issuance	50,000	–	149,999	–
Subscription received (Note 4e)	46,200	–	46,200	–
Amount due from related parties	(99,973)	–	(99,973)	–
Amount due to related parties	159,375	–	159,375	–
Cash generated from investing activities	155,602	–	255,601	–

Increase (decrease) in cash	(39,130)	–	23,843	–
Cash, beginning of period	62,974	–	1	–
Cash, end of the period	23,844	–	23,844	–

Supplementary information:
Cash paid for interest expense	1,821	–	2,044	–
Non-cash transactions:
1) Issuance of 17,583,372 shares for the acquisition of license in $1

2) Issuance of 20,400,001 common shares at fair value of $1,020,000 for the acquisition of QMI Technology (Note 3)

QMI SEISMIC INC.

Notes to the Financial Statements

For the Three and Nine Months Ended September 30, 2010

(Unaudited)

1.

NATURE, CONTINUANCE OF OPERATIONS, AND BASIC OF PRESENTATION

QMI Seismic Inc. (the “Company”) was incorporated under the Business Corporation Act (British Columbia) on October 16, 2009 in British Columbia of Canada. Pursuant to the Plan of Arrangement between the Company and its former parent company, Arris Resources Inc. (“Arris”), (which has changed its name to RTN Stealth Software Inc. (“RTN”) on December 21, 2009) dated November 2, 2009, the Company has acquired an exclusive distribution agreement from RTN to distribute three types of products: Seismic Sensor 2700, RF Quake, and Watch Dog (the “License”) from RTN as part of the Plan of Arrangement.  As consideration for the acquisition of the License, the Company issued 17,583,372 common shares to RTN (Note 9b), which were distributed to the shareholders of RTN pro-rata based on their relative shareholdings of RTN.

On July 31, 2010, the Company acquired 100% interest of QMI Technologies Inc. (“Qtech”) from QMI Manufacturing Inc., an un-related entity.  Qtech is a leading developer, manufacturer, and supplier of advanced commercial, industrial and residential electronic safety systems that detect the presence of gas leaks, water leaks, and seismic vibrations that signal controls to shut off gas valves, water valves, and power input. After the acquisition of Qtech, the Company is in the business of development, manufacturing, and distribution of electronic safety systems.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  The Company is in an early stage that has limited amount of income. Thus, the Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company was able to raise equity or debt financing to support its operations in the past but there is no assurance that the Company will be able to do so in the future because of the uncertainty of the current economy and capital market.  These interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in business.

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP for interim financial statements, and have included the accounts of the Company and its wholly owned subsidiary Qtech. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's audited annual financial statements for the most recent year ended December 31, 2009, which are available through the internet on SEDAR at www.sedar.com.

All material intercompany balances and transactions between the Company and Qtech have been eliminated

Operating results for the three and nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2010 or for any other periods.

2.

CHANGE IN ACCOUNTING POLICIES

a.

New accounting policies adopted

Business combinations, Section 1582; consolidated financial statements, section 1601; non-controlling interests, section 1602

Section 1582 replaces the former Business Combinations, Section 1581, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”.

Section 1601, together with new Section 1602, replace the former Consolidated Financial Statements, Section 1600, establish standards for the preparation of consolidated financial statements.

Section 1582, 1601, 1602 apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted. If an entity elects to early adopt section 1582, the entity is also required to early adopt Section 1602 and 1603.

The Company elected to early adopt sections 1582, 1601, and 1602, commencing January 1, 2010, the beginning of this fiscal year.

b.

Future accounting changes

International financial reporting standards

The Canadian Accounting Standards Board (“AcSB”) in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a five-year transitional period.

In February 2008, the CICA Accounting Standards Board confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises, effective for the interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations.  The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS on its financial statements.  The Company is currently in the process of executing an IFRS conversion plan.

3.

BUSINESS ACQUISITION

Effective July 31, 2010, the Company acquired 100% interest of Qtech from an un-related entity, QMI Manufacturing Inc. (“Qmanu). Under the terms of the acquisition of Qtech (the “Acquisition), the Company acquired all of the issued and outstanding common shares of Qtech in exchange for 20,400,001 common shares in the equity of the Company.  Qtech has become the wholly owned subsidiary of the Company and the results of Qtech’s operations during the period from August 1 to September 30, 2010 have been included in the Company’s interim consolidated financial statements for the three and nine months ended September 30, 2010.

3.

BUSINESS ACQUISITION (Continued)

The Acquisition has been accounted for as a purchase of a business with the Company identified as the acquirer. The fair value of the Acquisition (“Purchase Price”) is $1,040,001, which is the fair value of the 20,400,001 Company’s common shares issued at the date of acquisition plus $20,000 payment of rent on behalf of Qtech. The Purchase Price is allocated to the assets acquired and liabilities assumed based on the estimated fair values on July 31, 2010 as follows:

Assets acquired:
Inventory	$92,296
Due from QMI Manufacturing Inc. (Former parent of Qtech)	25,000
Other receivables	1,848
Properties, plant, and equipment	172,446
Patent	1,300,000
Goodwill	73,920
Other intangible assets	1,049888
2,715,398
Liabilities assumed:
Accounts payable and accrued liabilities	10,992
Customer deposit	47,381
Loan due to an un-related party	200,000
Loan due to related parties	1,377,024
Due to QMI Seismic Inc.	40,000
Net assets acquired	$1,040,001
Fair value of consideration paid:
Share payment of 20,400,001 common share of the Company	$1,020,000
Distribution license acquired in January absorbed (Note 9a)	1
Payment of rent for Qtech	20,000
Total	$1,040,001

The above purchase price allocation is preliminary and the Company is continuing to evaluate the assets acquired and liabilities assumed. There may be adjustments to the preliminary estimate of purchase date fair value as the Company completes the valuation process. The Company will finalize the purchase price allocation in the year ending December 31, 2010.

4.

CAPITAL STOCK

a.

Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

b.

Issued and Outstanding:

	Number of Shares	Amount
Common share issued on incorporation	1	$1
December 31, 2009	1	1
Common share cancellation	(1)	(1)
Common share issued for the acquisition of the License (Note 9b)	17,583,372	1
Private placement, May 2010 (Note 4d)	2,000,000	100,000
Private placement, July 2010 (Note 4d)	1,000,000	50,000
Shares issuance for the Acquisition (Note 3)	20, 400,001	1,020,000
September 30, 2010	40,983,373	1,170,001

4.

CAPITAL STOCK (continued)

d.

Stock Options:

In pursuant to resolutions for a special meeting together with RTN (the former parent company) on December 8, 2009, the Company received shareholders’ approval to adopt an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may, from time to time, in accordance with CNSX requirements, grant to directors, officers, employees, management companies and consultants to the Company, non-transferable options to purchase common shares.  Included in the Option Plan are provisions that provide that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company.  At the discretion of the Board of Directors of the Company, options granted under the Option Plan can have a maximum exercise term of 5 years from the date of grant.  Vesting terms will be determined at the time of grant by the Board of Directors.  There were no options granted or outstanding as at September 30, 2010.

e.

Share Purchase Warrants:

On April 5, 2010 the Company completed a private placement for issuing a total of 2,000,000 security units (“UnitA”) at a price of $0.05 per UnitA.  Each UnitA consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of $0.07 per share.

On July 7, 2010 the Company completed a private placement for issuing a total of 1,000,000 security units (“UnitB”) at a price of $0.05 per UnitB.  Each UnitB consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of $0.07 per share.

The Company is a new public company that does not have sufficient price history of its common shares that is required to estimate the fair values of the share purchase warrants issued.  It is management’s opinion that the fair value of the share purchase warrants is not readily available. As a result, the Company recorded all of the proceeds from the above mentioned two private placements, totalling $150,000, to its share capital and $nil to contributed surplus to account for the issuance of share purchase warrants.

As at September 30, 2010, the Company had 3,000,000 common share purchase warrants outstanding, with an average exercise price of $0.07/share, and an average remaining life of 1.42 years with following details:

Number of warrants outstanding	Remaining life, September 30, 2010	Exercise price
2,000,000	1.25 years	$0.07
1,000,000	1.75 years	$0.07

f.

Subscription received

On August 24, 2010, the Company announced its intention to raise up to $500,000 in a private placement of up to 2,500,000 common share at a price of $0.2 per common share. As at September 30, 2010, the Company has received $46,200 subscription of common shares.

5.

INVENTORY

Inventories consist of Raw material, work-in-progress, and finished goods manufactured from raw material.  Raw material, work-in-progress and finished goods are stated at the lower of cost and net realizable value.

The cost of raw material include the purchase price of the material plus related freight expense to bring the material to the Company using the method of average costing.

The cost of work-in-progress and finished goods include the cost of raw material plus direct labour and applicable overhead  using the method of average costing.

The Company has the following inventories as at the period ended September 30, 2010:

Raw material	$ 110,983
Finished goods	9,329
Total	$ 120,312

During the period ended September 30, 2010, the Company wrote down $ nil of obsolete inventories (2009 - $nil) and expensed $2,994 inventories which has been included in cost of goods sold (2009 - $nil).

6.

PROPERTIES, PLANT, AND EQUIPMENT

As at September 30, 2010 the Company had the following properties, plant, and equipment:

	September 30, 2010			December 31, 2009
	Cost ($)	Accumulated amortization ($)	Net ($)	Net ($)
Production machinery & equipment	158,530	9,101	149,429	-
Office furniture & equipment	24,322	618	23,704	-
	182,852	9,719	173,133	-

7.

INTANGIBLE ASSETS

As at September 30, 2010 the Company had the following intangible assets which had been acquired through the Acquisition (Note 3):

Patents	$ 1,300,000
Customer contracts	849,175
Certification	119,110
Proprietary software	7,500
Trademarks	7,251
Technical drawings	7,500
Trade secrets	50,000
Website	9,352
Total	$2,349,888

8.

LONG TERM LOAN

As at September 30, 2010 the Company owed an un-related entity $200,000. This loan is un-secured, non-interest bearing, and the loan has no fixed term of repayment.

9.

CORPORATE RESTURCTURING

a.

Distribution Agreement

In October 2009, RTN, the former parent of the Company, entered into a distribution agreement (the “License”) with Qmanu to distribute its seismic sensors in India. The License allows RTN to distribute three types of products: Seismic Sensor 2700, RF Quake and Watch Dog in India.  Initial sales projections are 1,000 each of three products in year one, 2,000 each of three products in year two and 3,000 each of three products in year three, with 100% mark-up on the FOB wholesale price.  Subsequent to the Acquisition, the Company absorbed this License as the Company has substantially owned all the rights of the seismic sensors manufactured through its wholly owned subsidiary Qtech.

b.

Plan of Arrangement

On November 2, 2009 the Company entered into the Plan of Arrangement (the “Arrangement Agreement”) with RTN to proceed with a corporate restructuring by the way of statutory plan whereby the Company would spin-out from the former parent and become a reporting issuer and acquiring an asset from RTN. Under the Arrangement Agreement, RTN would transfer its interest in the License in exchange for 17,583,372 common shares of the Company (Note 10d).  On the effective date of the Arrangement Agreement (January 5, 2010), each shareholder of RTN of record, as of the close of business on November 5, 2009, received their pro-rata share of the 17,583,372 common shares of the Company issued for the acquisition of the License.

10.

RELATED PARTY TRANSACTIONS

a) Amount due from related party: As at September 30, 2010 the Company had a $124,973 balance due from Qmanu (2009-$nil), the former parent of the acquired subsidiary Qtech. Qmanu is related to the Company by a common director, Mr. Raymond Wood. The receivable is un-secured, non-interest bearing, and this receivable have no fixed payment term.

b) Amount due to related party (current):  As at September 30, 2010 the Company had a $200,000 balance due to Grand Peak Capital Corp. (2009 - $ nil), which is related to the Company by one common director.  This payable is un-secured and non-interest bearing and has been fully repaid subsequently in October, 2010.

c) Amount due to related party (non-current): As at September 30, 2010 the Company owed Mr. Raymond Wood, a director of the Company, an amount $1,376,399 (2009 - $nil). This balance was mainly a result of the Acquisition where the Company assumed Qtech’s $1,377,024 payable to Mr. Raymond Wood.  This payable is un-secured, non-interest bearing and has no fixed payment term

d) The Arrangement agreement envisioned the transfer of the License from RTN to the Company, and the immediate distribution of a controlling interest in the common shares of the Company to the shareholders of RTN (Note 9b). The shareholders of RTN at the time of the transfer continued to collectively own the License.  Consequently, there was no substantive change in the beneficial ownership of the License at the time that the License was vended to the Company. As such the transfer of the License was recorded, in accordance with the Canadian generally accepted accounting principles, at the carrying values of the License in the accounts of RTN ($1).

11.

SUBSEQUENT EVENT

a) In August, 2010 the Company announced its intention to raise up to $500,000 by issuance of 2,500,000 common shares of the Company (Note 4e). Due to the over subscription, the Company closed the private placement on November 26, 2010 and issued 3,025,000 common shares of the Company at $0.2 per common share for gross proceeds totaling $605,000.  All securities issued are subject to a holding period that expires four months and a day from the closing date. The Company will pay finder’s fee to arm’s length parties totaling $60,500 (10% of the gross proceeds of the private placement). The company will use the proceeds for general working capital.

b) On November 18, 2010, the Company entered into a consulting agreement with Cronos Management Consultants Inc. (“Cronos”). The Company agreed to engage Cronos for one year to manage public company corporate affairs and assist in attracting investment and finding strategic financial partners. The Company has agreed to grant Cronos incentive stock options (the “Option”) for the purchase of 2,100,000 common share of the Company at $0.2/share. The Options will expire five years from November 19, 2010, the grant date.

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The Company’s financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing theses financial statements may be different from principles, practices and methods accepted in the United States (“US GAAP”). The Company has considered the impacts of the differences between Canadian and US GAAP and concluded that there are no material impacts of the differences between Canadian and US GAAP on the balance sheet, statement of operations and comprehensive loss, statement of shareholders’ equity and cash flows for the period ended September 30, 2010.

The differences between Canadian and US GAAP that may have impacts to the Company’s financial statements are as follows:

a)

Business combination

The Company has early adopted CICA handbook section 1852 (“CICA HB 1852”), business combination in fiscal 2010 to account for the acquisition of Qtech (Note 3).
The guidances from CICA HB 1852 are mostly converged to the guidance from US GAAP (FAS 141R, Business Combination), where :

●

A business is defined as an integrated set of business activities and assets that is capable of being conducted and managed for the purpose of providing return.

●

Acquisition-related costs including advisory, legal, accounting, valuation, and other professional fees, excluding the cost for issuing shares or debt which are part of a business combination, are expensed as incurred

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

a)

Business combination (Continued)

●

ASC 805, “Business Combinations”, establishes the acquisition date as the date that the acquirer achieves control.  ASC 805 requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date.

The Company has determined that there is no material difference between US GAAP and Canadian GAAP with respect to the business combination of Qtech occurred during the current quarter.

b)

Intangible assets

All of the Company’s intangible assets have been acquired through the acquisition of QTech during current quarter and have been recorded at their fair values (Note 3). Amortization of such assets, other than those with indefinite lives, needed to be included in accordance with US GAAP. The Company is still finalizing the purchase price allocation among its tangible assets, intangible assets, and goodwill and the estimation of the useful lives of the intangible assets acquired. The Company has decided not to take amortization for the intangible assets in current quarter under both US and Canadian GAAP. The Company will start to record it’s amortization of the intangible assets once those estimation and allocation are finalized which is expected to be completed in fiscal 2010. The amortization of intangible assets will be taken with the straight line method.  There are no significant differences with respect to the recognition, measurement and presentation with respect to intangible assets between Canadian and US GAAP for the period ended September 30, 2010.

c)

Recent Adopted Accounting Pronouncements

In June 2009, FASB issued ASC 810-10-05, “Consolidation – Variable Interest Entities” which is intended to establish general standards of financial reporting for companies with variable interest entities.  It requires timely and useful disclosure of information related to the Company’s involvement with variable interest entities.  This disclosure should alert all users to the effects on specific provisions of FASB ASC 810-10-05, “Consolidation - Variable Interest Entities”, related to the changes to the special-purpose entity proposal in FASB ASC 860, “Transfers and Servicing”, and the treatment of specific provisions of ASC 810-10-05.  ASC 810-10-05 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  The Company has determined that the adoption of ASC 810-10-05 have no impact on its financial statements.

In June 2009, the FASB issued ASC 860, “Transfers and Servicing”, which is intended to establish standards of financial reporting for the transfer of assets and transferred assets to improve the relevance, representational faithfulness, and comparability.  ASC 860 was established to clarify derecognition of assets under FASB ASC 860-10-40, “Transfers and Servicing – Derecognition”.

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

c)

Recent Adopted Accounting Pronouncements (Continued)

ASC 860 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  The Company has determined that the adoption of ASC 860 have no impact on its financial statements.

In May 2009, the FASB issued ASC 855, “Subsequent Events”, which is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date–that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  ASC 855 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The Company has determined that the adoption of ASC 855 have no impact on its financial statements.

In June 2009, the FASB issued FASB ASC 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”.  Under FASB ASC 105 the “FASB Accounting Standards Codification” (“Codification”) will become the source of authoritative US GAAP to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective for financial statements issued for interim and annual periods ending after September 15, 2009.  On the effective date, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company changed the Company’s references to U.S. GAAP accounting standards but did not impact the Company’s results of operations, financial position or cash flows.

In March 2008, the FASB issued AS 815, “Derivative and Hedging”, which is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company has determined that the adoption of ASC 815 have no impact on its financial statements.

In December 2007, the FASB issued ASC 810, “Consolidation”, which establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

c)

Recent Adopted Accounting Pronouncements (Continued)

of subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company has determined that the adoption of ASC 810 have no impact on its financial statements.

In June 2009, the Securities and Exchange Commission’s Office of the Chief Accountant and Division of Corporation Finance announced the release of Staff Accounting Bulletin (SAB) No. 112. This staff accounting bulletin amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and Securities and Exchange Commission rules and regulations. Specifically, the staff is updating the Series in order to bring existing guidance into conformity with recent pronouncements by the Financial Accounting Standards Board, namely, ASC 805, “Business Combinations”, and ASC 810, “Consolidation”. The statements in staff accounting bulletins are not rules or interpretations of the Commission, nor are they published as bearing the Commission's official approval. They represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

In April 2009, an update was made to the FASB ASC 820, “Fair Value Measurements and Disclosures”, that provides additional guidance for estimating fair value when the volume and level of activity for the assets or liability have significantly decreased.  This update is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.  The Company has determined that the adoption of this update have no impact on its financial statements.

In April 2009, an update was made to FASB ASC 825, “Financial Instruments”, which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods.  This update is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The Company has determined that the adoption of this update have no impact on its financial statements.